6/12

ARIS
12-31-02



03 JUN 12 AM 7:21

82- SUBMISSIONS FACING SHEET

82-4420

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Evergreen Marine Corp (Taiwan) Ltd

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
JUN 30 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4420 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 6/24/03

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2002 AND 2001

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

DIWAN, ERNST & YOUNG
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段333號9樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

English Translation of a Report Originally Issued in Chinese

Report of Independent Auditors

The Board of Directors and Shareholders
Evergreen Marine Corporation (Taiwan) Ltd.

We have audited the accompanying balance sheets of Evergreen Marine Corporation (Taiwan) Ltd. as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of all investee companies accounted for under equity method. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion expressed herein, insofar as it related to amounts included for investee companies accounted for under equity method are based solely on the reports of other auditors. Those statements reflect long-term investments of 27,964,146 New Taiwan thousand dollars and 29,171,437 New Taiwan thousand dollars, constituting 39.39% and 48.02% of total assets as of December 31, 2002 and 2001 respectively, and reflect revenues of 1,332,856 New Taiwan thousand dollars and 346,946 New Taiwan thousand dollars, constituting 101.20% and 16.35% of pre-tax profit for the years then ended respectively.

We conducted our audit in accordance with "Regulations for Auditing and Certification of Financial Statements by Certified Public Accountants" and auditing standards generally accepted in the Republic of China on Taiwan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation (Taiwan) Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with "Guidelines for Preparation of Financial Reports by Securities Issuers " and accounting principles generally accepted in the Republic of China on Taiwan.

We have also audited the consolidated financial statements of Evergreen Marine Corporation (Taiwan) Ltd. and an unqualified opinion with explanatory paragraph was issued for the years 2002 and 2001 respectively.

Diwan, Ernst & Young
March 31, 2003
Taipei, Taiwan
The Republic of China on Taiwan

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan, not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China on Taiwan.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

BALANCE SHEETS

December 31, 2002 and 2001

(Expressed in New Taiwan Thousand Dollars)

ASSETS	2002	2001
CURRENT ASSETS		
Cash & cash equivalents (Note B & D1)	$2,760,168	$3,398,837
Short-term investments (net) (Note B & D2)	2,152,354	2,051,829
Notes receivable (net)	32	38,347
Accounts receivable (net) (Note B & D3)	3,839,062	1,824,867
Accounts receivable - related parties (Note B & D3 & E)	1,059	16,567
Other receivables (Note D4)	897,639	794,142
Other receivables - related parties (Note D4 & E)	2,301,519	827,515
Inventories (Note B & D5)	419,355	183,636
Prepayments	341,290	160,974
Deferred income tax assets	207,496	206,502
Other current assets (Note D6)	6,466,164	4,581,824
Total current assets	19,386,138	14,085,040
LONG-TERM INVESTMENTS (Note B & D7)		
Long-term equity investments	38,296,708	32,383,567
Advanced payments on long-term investments	-	21,494
Other long-term investments	312	312
Total long-term investments	38,297,020	32,405,373
PROPERTY,PLANT AND EQUIPMENT (Note B & D8)		
Land	1,998,859	1,998,859
Buildings	1,355,934	1,352,731
Machinery & equipment	3,056,469	3,092,241
Computers & equipment	184,890	152,958
Transportation equipment	15,987,165	13,716,118
Ships & equipment	14,963,293	16,905,665
Docks & equipment	1,089,929	1,241,081
Furniture & fixtures	218,277	226,881
Costs and revaluation increments	38,854,816	38,686,534
Less: Accumulated depreciation	(26,058,604)	(24,968,494)
Prepayments on purchase of equipment	8,033	3,967
PROPERTY,PLANT AND EQUIPMENT-Net	12,804,245	13,722,007
INTANGIBLE ASSETS		
Deferred pension costs (Note B & D15)	160,613	170,815
OTHER ASSETS		
Refundable deposits	40,105	49,065
Deferred charges (Note B)	274,133	258,540
Others	33,696	59,893
Total other assets	347,934	367,498
TOTAL ASSETS	$70,995,950	$60,750,733

LIABILITIES & SHAREHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES		
Short-term loans (Note D9)	$1,767,000	$1,351,000
Short-term bills payable (Note D10)	2,049,711	759,397
Notes payable	30,377	16,948
Notes payable - related parties (Note E)	-	1,016
Accounts payable	1,765,214	703,499
Accounts payable - related parties (Note E)	554,923	322,531
Income taxes payable	34,218	79,452
Accrued expenses (Note D11)	3,386,021	1,966,039
Other payables - related parties (Note E)	2,483	278,025
Other payables	121,687	80,624
Long-term liabilities - current portion (Note D12)	7,226,740	5,025,556
Other current liabilities	1,048,318	334,583
Total current liabilities	17,986,692	10,918,670
LONG-TERM LIABILITIES		
Corporate bonds payable (Note D13)	8,000,000	8,720,000
Long-term loans (Note D14)	6,879,608	4,132,754
Total long-term liabilities	14,879,608	12,852,754
OTHER LIABILITIES		
Accrued pension liabilities (Note B & D15)	97,845	71,135
Guarantee deposit received	61	61
Deferred income tax liabilities	265,494	67,459
Others	324,289	324,289
Total other liabilities	687,689	462,944
TOTAL LIABILITIES	33,553,989	24,234,368
SHAREHOLDERS' EQUITY		
Capital stock (Note D16)		
Common stock	21,047,821	20,434,778
Total capital stock	21,047,821	20,434,778
Capital surplus (Note D17)		
Donated surplus	371	371
Adjustments on long-term investments	1,817,625	1,423,031
Other	6,713	19,432
Total capital reserve	1,824,709	1,442,834
Retained earnings		
Legal reserve	3,532,168	3,361,464
Special reserve	2,427,477	2,427,477
Unappropriated retained earnings	5,532,584	5,761,839
Total retained earnings	11,492,229	11,550,780
Equity adjustments		
Unrealized loss on market value decline of long-term equity investments	(35,671)	(67,576)
Cumulative translation adjustments	3,150,628	3,301,569
Net loss not recognized as pension cost	(63,698)	(4,487)
Deferred credits (debits)	25,943	(141,533)
Total equity adjustments	3,077,202	3,087,973
TOTAL SHAREHOLDERS' EQUITY	37,441,961	36,516,365
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$70,995,950	$60,750,733

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated March 31, 2003)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

STATEMENTS OF INCOME

For The Years Ended December 31, 2002 and 2001

(Expressed in New Taiwan Thousand Dollars except for Earnings Per Share)

	2002	2001
OPERATING REVENUES (Note D19)	$21,649,409	$17,095,341
OPERATING COSTS	(18,588,375)	(13,695,528)
GROSS PROFIT	3,061,034	3,399,813
OPERATING EXPENSES	(3,027,281)	(3,044,191)
OPERATING INCOMES	33,753	355,622
NON-OPERATING INCOMES		
Interest income	69,890	131,824
Investment income	1,462,892	373,301
Gain on disposal of property and equipment	859,063	2,133,395
Gain on foreign currency exchange	63,555	361,010
Gain on market price recovery of short-term investment	-	87,102
Other income	112,507	146,903
Total non-operating income	2,567,907	3,233,535
NON-OPERATING EXPENSES		
Interest expense	(1,073,233)	(1,246,713)
Investment loss	(33,185)	(6,959)
Loss on disposal of property and equipment	(4,076)	(2,896)
Loss on disposal of investments	(37,465)	(42,693)
Financial expense	(47,861)	(48,214)
Other expense	(88,762)	(119,266)
Total non-operating expenses	(1,284,582)	(1,466,741)
INCOME BEFORE INCOME TAX	1,317,078	2,122,416
INCOME TAX EXPENSE (Note B & D20)	(233,846)	(426,997)
NET INCOME	$1,083,232	$1,695,419
BASIC EARNINGS PER SHARE (in NT $) (Note B& D21)		
Income before income tax	$0.62	$1.01
Net income	$0.51	$0.81

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst &Young independent auditors' report dated March 31, 2003)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For The Years Ended December 31, 2002 and 2001

(Expressed in New Taiwan Thousand Dollars)

Items	Capital Stock	Capital Surplus	Retained Earnings			Unrealized loss on market value decline of long-term equity investments	Cumulative translation adjustments	Net loss not recognized as pension costs	Deferred credits (debits)	Total
			Legal reserve	Special reserve	Unappropriated retained earnings					
Balance , January 1, 2001	$20,034,096	$1,305,518	$3,231,139	$2,427,477	$5,439,889	$(18,254)	$1,961,501	$-	$-	$34,381,366
Appropriation of prior years' earnings:										
Legal reserve			130,325		(130,325)					-
Stock dividend	400,682				(400,682)					-
Cash dividend					(801,364)					(801,364)
Bonuses for employees					(40,000)					(40,000)
Overdue dividends payable transferred into additional paid-in capital		6,713								6,713
Adjustments due to long-term equity investments:										
Captial surplus from gain on disposal of assets transferred to retained earnings		216			(216)					-
Adjustments on captial surplus and retained earnings due to changes on proportion of holding shares		57,189			(799)					56,390
Captial surplus from investees' assets revaluation		73,115								73,115
Captial surplus from investees' overdue dividends payable		83			(83)					-
Adjustments on deferred debits									(141,533)	(141,533)
Cumulative translation adjustments							1,340,068			1,340,068
Unrealized loss on market value decline of long-term equity investments						(49,322)				(49,322)
Net loss not recognized as pension costs								(4,487)		(4,487)
Net income for 2001					1,695,419					1,695,419
Balance, December 31, 2001	20,434,778	1,442,834	3,361,464	2,427,477	5,761,839	(67,576)	3,301,569	(4,487)	(141,533)	36,516,365
Appropriation of prior years' earnings:										
Legal reserve			170,704		(170,704)					-
Stock dividend	613,043				(613,043)					-
Cash dividend					(613,043)					(613,043)
Bonuses for employees					(40,000)					(40,000)
Captial surplus from gain on disposal of assets transferred to retained earnings		(12,719)			12,719					-
Adjustments due to long-term equity investments:										
Captial surplus from gain on disposal of assets transferred to retained earnings		(111,584)			111,584					-
Adjustments on captial surplus due to changes on proportion of holding shares		(42,092)								(42,092)
Captial surplus from investees' assets revaluation		548,242								548,242
Investees' donated surplus		28								28
Adjustments on deferred credits									167,476	167,476
Cumulative translation adjustments (Note B)							(150,941)			(150,941)
Unrealized loss on market value decline of long-term equity investments						31,905				31,905
Net loss not recognized as pension costs								(19,803)		(19,803)
Net loss not recognized as pension costs								(39,408)		(39,408)
Net income for 2002					1,083,232					1,083,232
Balance, December 31, 2002	$21,047,821	$1,824,709	$3,532,168	$2,427,477	$5,532,584	$(35,671)	$3,150,628	$(63,698)	$25,943	$37,441,961

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst &Young independent auditors' report dated March 31, 2003)

English Translation of Financial Statements Originally Issued in Chinese
EVERGREEN MARINE CORPORATION (TAIWAN) LTD.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2002 and 2001
(Expressed in New Taiwan Thousand Dollars)

	2002	2001
NET CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$1,083,232	$1,695,419
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	2,522,053	2,867,519
Amortization	50,773	70,857
Depreciation of docks & equipment attribute to operating costs	177,815	131,357
Amortization of deferred charges transferred to others	44,639	-
Gain on disposal of property, plant and equipment	(854,987)	(2,130,499)
Investment income under equity method over cash dividends	(1,294,363)	(104,610)
Other losses	-	50,141
Loss on disposal of investments	37,465	28,789
Loss on (recovery from) decline in value of short-term investments	33,185	(83,666)
Changes in assets and liabilities:		
Short-term investments	(171,174)	(514,564)
Notes and accounts receivable-net	(1,960,372)	1,434,489
Other receivables	(1,577,501)	(982,440)
Inventory	(235,719)	151,735
Prepayments	(180,316)	152,240
Debit balance of agent accounts	(1,236,334)	(2,229,087)
Agency reciprocal accounts	(14,441)	(1,074)
Restricted assets	41,691	49,820
Other current assets	38,477	(11,271)
Refundable deposits	8,960	(4,733)
Notes and accounts payable	1,306,520	(148,599)
Income taxes payable	(45,234)	79,452
Other payables	(234,479)	221,676
Accrued expenses	1,419,982	(1,580,624)
Accrued pension liabilities	(2,495)	(99,679)
Guarantee deposit received	-	(90)
Net deferred income tax assets and liabilities	197,041	268,093
Net cash used in operating activities	(845,582)	(689,349)
NET CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of long-term equity investments	(4,062,469)	(502,531)
Proceeds from disposal of long-term investments	-	975,505
Purchases of property and equipment	(2,361,668)	(234,751)
Proceeds from disposal of property and equipment	1,434,549	3,775,204
Increase in deferred charges	(111,005)	(36,152)
Net cash (used in) provided by investing activities	(5,100,593)	3,977,275
NET CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in short-term loans	416,000	468,930
Increase in short-term bill payable	1,290,314	759,397
Increase in long-term bill payable	211,123	7,445
Increase (decrease) in long-term loans	2,466,915	(1,240,238)
Increase (decrease) in corporate bonds payable	1,550,000	(1,830,000)
Decrease (Increase) in restricted assets	26,197	(47,836)
Bonuses for employees	(40,000)	(40,000)
Cash dividend payment	(613,043)	(801,364)
Net cash provided by (used in) financing activities	5,307,506	(2,723,666)
Net (decrease) increase in cash and cash equivalents	(638,669)	564,260
Cash and cash equivalents, beginning of the year	3,398,837	2,834,577
Cash and cash equivalents, end of the year	$2,760,168	$3,398,837
Supplemental disclosures of cash flows information:		
Cash paid during the year for:		
Interest	$1,061,090	$1,538,643
Income tax	$75,572	$5,820
The financing activities which would not affect cash flows:		
Long-term liabilities payable due within one year	$7,226,740	$5,025,556
Stock dividends issued	$613,043	$400,682

The accompanying notes are an integral part of the financial statements.
(Please refer to Diwan, Ernst &Young independent auditors' report dated March 31, 2003)

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

Notes to Financial Statements

December 31, 2002 and 2001

(Amounts are expressed in New Taiwan thousand dollars unless otherwise stated.)

A. INTRODUCTION

1. Established on September 25, 1968, Evergreen Marine Corporation (Taiwan) Ltd. (the Company) is mainly engaged in domestic and international marine transportation, shipping agency and distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF), to be a public company on November 2, 1982 and was further approved by the SEC to be a listed company on July 6, 1987. Shares of the Company have been traded on the Taiwan Stock Exchange since September 21, 1987.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Cash and cash equivalents

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

2. Short-term investments

Marketable securities are recorded at cost when acquired and are revalued by the lower of cost or market value method at the balance sheet date. The market value for listed equity securities is determined by the average closing prices occurred during the last month of the financial year. The market values for foreign stocks and domestic open-ended funds are determined by their closing prices and the net worth per share at the balance sheet date, respectively. Any loss on declines in market value is recorded as current non-operating expense.

3. Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

4. Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purpose at year end. Valuation of inventories is based on the exchange rate prevailing at the end of the financial year.

5. Long-term investments

(1) Long-term equity investments are stated at historical cost and revalued at the end of the financial year. For the investee companies in which the Company holds less than 20% of the voting shares or over which the Company cannot exercise significant influence, the lower of cost or market value method is applied if the investees are listed companies. The unrealized loss resulting from the decline in market value of such investments is charged to shareholders' equity. If the investees are unlisted companies, the cost method is applied. When the loss in investment value is confirmed and possibility of recovery in value is remote, the book value should be adjusted and the loss should be recognized.

(2) The equity method is applied where the Company holds more than 20% of the voting shares and can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Any unrealized loss arising from transactions between invetees is eliminated.

(3) For investee companies in which the Company holds more than 50% of the voting shares, the equity method is applied and accounts of those investess are required to be consolidated into those of the Company. However, consolidation is not required when the investee's total assets or total operating revenues are less than 10% of the Company's respective accounts. Where the total assets or operating revenues of all the investees not meeting the above consolidation requirement exceed 30% of the Company's respective accounts, consolidation is also mandatory for the investees with total assets or operating revenues exceeding 3% of the Company's respective accounts unless the percentage falls to 20% in the future.

6. Property, plant and equipment

(1) Ships and equipment

(a) Ships acquired prior to 1984 are booked at cost (purchase price).

(b) The five G-type vessels built in 1984, "Ever Garden", "Ever Genius", "Ever Gentry",

"Ever Gentle" and "Ever Gifted", and the three G-type vessels built in 1985, "Ever Growth", "Ever Govern", and "Ever Golden", are stated at building cost plus capitalized interest and other costs incurred delivery of the vessels. Interest payable under the installment plans after delivery is recorded as expense for the respective period.

(c) The three ready-made vessels purchased in 1987, "Ever General", "Ever Goods" and "Ever Gaining", are stated at cost.

(d) The two ready-made vessels purchased in 1988, "Ever Guest" and "Ever Given", are stated at cost.

(2) All the other property, plant and equipment are stated at cost plus capitalized interest.

(3) Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful life of fixed assets are capitalized. Other expenditures related to regular maintenance and repairs are treated as expenses. Gains or losses on disposal of fixed assets are credited to non-operating income or charged to non-operating losses in the year of disposal.

(4) Depreciation is calculated on a straight-line basis according to the respective fixed assets' useful life regulated by the Authority plus one-year for residual value.

(5) For ships and equipment that are still in use after expiration of their useful life, provision for depreciation is made based on the original method after reassessing the useful life and the residual value. For other fixed assets that are still in use after expiration of their useful life, provision for depreciation is made based on the original method until the residual value falls below $3,000.

7. Deferred charges

Deferred charges refer to the expenses incurred on the use of container yards, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a straight-line basis over seven years for the use of container yards and the period of the corporate bonds for bond issuance with the rest being amortized over 2~3 years.

8. Estimation of accrued expenses at the end of the financial year

(1) Accrued expenses are recorded in accordance with the amounts supported by the original

documents. In the absence of original documents, foreign port charges are estimated as per past records and year-end sailing schedules.

(2) Differences between the expenses actually incurred in the following year and the estimated accrued expenses are charged to operating costs or expenses in the following year.

9. Pension plans

(1) The pension plans apply to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the six months prior to the approval of retirement. The Company's staff retirement and relief scheme was approved by the National Tax Administration (NTA) of Taipei on February 21, 1980 and revised on December 3, 1984 with the approval from NTA of Taipei. To allow the employees transferred to related companies to apply for pensions as retired employees, the Company further revised its staff retirement and relief scheme in 1992, which was approved by the NTA of Taipei on May 8, 1992.

(2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the NTA of Taipei on May 31, 2002, the Company has revised the appropriation rate for pension reserve from 10.76% of the total monthly salary to 8.25% from March 2002 and onwards and the pension fund is deposited with the Central Trust of China in an exclusive account

(3) Accounting for pensions has been dealt with in accordance with the Financial Accounting Standard No.18, Accounting Standard for Pensions, since 1995 and pension costs were recognized accordingly. Actuarial calculations were completed with December 31, 1995 as the assessment date and minimum accrued pension liability was recognized since the same date.

10. Income tax

(1) Income tax is estimated based on the taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as income tax adjustment for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense for the year when the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the Financial Accounting Standard No.22, Accounting Standard for Income Taxes. Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, deductible losses and income tax credits are recognized as deferred income tax assets and a valuation allowance is made based on the expected realizability of the deferred income tax assets. Deferred income tax assets and liabilities are classified as current and non-current accounts according to the categories of the associated assets and liabilities. For those not associated with any assets or liabilities, they are classified according to the length of the expected reversing period.

(3) Accounting for income tax credits is dealt with in accordance with the Financial Accounting Standard No.12, Accounting Standard for Income Tax Credits. Tax credits are recognized in the year when the related expenditures are incurred.

11. Earnings per share

Earnings per share are calculated based on the weighted average number of outstanding shares of common stock during the year. Adjustments are made retroactively for increases in shares arising from capitalization of retained earnings, capital surplus or bonuses to employees.

12. Cumulative translation adjustments

Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Financial Accounting Standard No.14, Accounting Standard for Foreign Currency Translations. The translation differences are recorded as "cumulative translation adjustments" under shareholders' equity.

13. Transactions in foreign currencies

Transactions denominated in foreign currencies are converted into New Taiwan dollars at the exchange rate prevailing on the transaction date. Foreign currency denominated assets and liabilities are assessed at the balance sheet date based on the spot rate on that date. Unrealized gains / losses on foreign currency exchange are recorded as current gains or losses.

14. Revenue recognition

Accounting for recognition of revenues is dealt with in accordance with the Financial Accounting Standard No.32, Accounting Standard for Revenue Recognition.

15. Derivative financial instruments

(1) For foreign exchange forward contracts which hedge the exchange rate risk arising from foreign currency denominated liabilities, the difference between the spot rate and the contract rate is recorded as current exchange gain / loss. For those used for hedging exchange rate risk arising from foreign operating branches' net investments, the exchange difference is recorded as cumulative translation adjustment under shareholders' equity.

(2) For interest rate swap contracts entered into for hedging against fluctuations in interest rates, the resulting difference is recorded as an addition to or deduction from the current interest expense.

(3) The difference resulting from the oil swap contracts used for hedging against fluctuations in oil prices is recorded as an addition to or deduction from the current fuel expense.

C. REASONS FOR AND EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

None.

D. EXPLANATIONS FOR SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	Dec. 31, 2002	Dec. 31, 2001
Cash	$22,372	$10,222
Demand deposits	259,793	443,515
Checking account deposits	119,948	305,834
Foreign currency deposits	333,965	247,513
Time deposits (New Taiwan dollars)	5,301	-
Time deposits (foreign currencies)	1,959,564	2,315,761
Plus: Unrealized gain (loss) on foreign currency exchange		
- Foreign currency deposits	4,583	(3,144)
- Time deposits (foreign currencies)	27,746	60,560
Cash equivalents	26,896	18,576
Total	$2,760,168	$3,398,837

2. Short-term investments (net)

	Dec. 31, 2002	Dec. 31, 2001
Equity securities	$122,695	$39,785

Notes and bills	17,415	-
Mutual funds	1,941,558	1,883,155
Government bonds	81,888	99,497
Corporate bonds	26,360	58,800
Others	25,031	-
Less: Allowance for loss on decline in market value	(62,593)	(29,408)
Net	$2,152,354	$2,051,829

3. Accounts receivable (net)

	Dec. 31, 2002	Dec. 31, 2001
Non-related parties	$3,840,122	$1,801,820
Add: Unrealized gain on foreign currency exchange	351	24,944
Less: Allowance for doubtful accounts	(1,411)	(1,897)
Subtotal	3,839,062	1,824,867
Related parties	1,059	16,567
Net	$3,840,121	$1,841,434

4. Other receivables

	Dec. 31, 2002	Dec. 31, 2001
Non-related parties		
Accrued income	$1,146	$21,897
Tax refund receivable	61,835	43,692
Others	834,658	728,553
Subtotal	897,639	794,142
Related parties		
Agency accounts receivable	7,976	106,783
Accrued income	2,250	733
Others	2,291,293	719,999
Subtotal	2,301,519	827,515
Total	$3,199,158	$1,621,657

Please refer to Note E-3 for details of the Company's financing activities with related parties.

5. Inventories

	Dec. 31, 2002	Dec. 31, 2001
Fuel inventories	$419,355	$183,636

6. Other current assets

	Dec. 31, 2002	Dec. 31, 2001
Agency accounts	$6,249,844	$4,299,777
Agency reciprocal accounts	25,088	10,647
Restricted current assets	140,159	181,850
Temporary debits	51,073	89,550
Total	$6,466,164	$4,581,824

(1) Agency accounts:

The Company has signed contracts with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts:

The Company has been appointed by Evergreen International S. A., Greencompass Marine S.A., Lloyd Triestino Di Navigazione S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

7. Long-term investments

	Dec. 31, 2002	Dec. 31, 2001
Long-term equity investments	$38,296,708	$32,383,567
Prepayments for long-term investments	-	21,494
Other long-term investments	312	312
Total	$38,297,020	$32,405,373

(1) Long-term equity investments:

	Dec. 31, 2002		Dec. 31, 2001	
	Amount	Percentage of ownership (%)	Amount	Percentage of ownership (%)
Equity method:				
Peony Investment S. A.	$18,887,373	100.00	$15,054,623	100.00
Taiwan Terminal Services Co., Ltd.	92,466	55.00	75,296	55.00
Uniglory Marine Corporation	-	-	4,673,859	48.08
Charng Yang Development Co., Ltd.	342,632	40.00	319,234	40.00

Evergreen Container Terminal Corporation	-	-	1,580,236	32.43
Evergreen International Storage & Transport Corporation	7,237,101	39.74	501,928	27.40
Evergreen Security Co., Ltd.	25,659	31.25	17,938	31.25
EVA Airways Corporation	8,708,482	24.85	7,525,547	25.33
Ever Reward Logistic Corporation	6,075	20.00	5,109	20.00
Subtotal	35,299,788		29,753,770	
Cost method:				
Dongbu Pusan Container Terminal Co., Ltd.	40,041	15.00	-	-
Power World Fund Inc.	50,000	5.68	50,000	5.69
Fubon Securities Investment Trust Co., Ltd.	-	-	14,700	3.89
Fubon Securities Finance Co., Ltd.	299,725	4.93	299,725	4.93
Taiwan HSR Consortium	1,250,000	2.53	1,250,000	2.53
Linden Technologies Inc.	15,372	2.53	15,372	2.53
Taiwan Fixed Network Corp.	1,000,000	1.08	1,000,000	1.09
Well Long Information Co., Ltd.	1,300	0.14	-	-
Sub-total	2,656,438		2,629,797	
Lower of cost or market value method:				
Central Reinsurance Corp.	352,782	9.29	-	-
Fubon Financial Holding Co., Ltd.	14,700	0.07	-	-
Less: Allowance for valuation losses	-	-	-	-
Subtotal	340,482		-	
Total	$38,296,708		$32,383,567	

① Investment gains / losses on the above investees accounted for under equity method are based on the financial statements audited by other auditors for the corresponding periods. The investment income for the years 2002 and 2001 is $1,433,378 thousand and $321,353 thousand, respectively.

② Evergreen Container Terminal Corporation (EGCT) and Uniglory Marine Corporation (UGMC), the investees accounted for under equity method, were merged with Evergreen International Storage and Transport Corporation (EITC) in March and November, 2002, respectively, with EITC being the surviving entity. The investment cost transferred to EITC's book for EGCT and UGMC was $6,730,246 thousand which was based on the book values of the two companies on the effective merger dates. The Company's equity stake in EITC after the merger increases to 39.74%, which is still accounted for by equity method.

③ 300,000 shares of Dongbu Pusan Container Terminal Co. Ltd. (DPCT), an investee accounted for under cost method, were pledged by the Company as collaterals for DPCT's borrowings. Please refer to Note F for details.

④ Accounts of Peony Investment S. A., one of the Company's subsidiaries, were consolidated into those of the Company. As the other subsidiaries' individual total assets and operating revenues did not exceed 10% of the Company's respective accounts, they were not consolidated into the Company's financial statements.

(2) Prepayments for long-term investments:

	Dec. 31, 2002	Dec. 31, 2001
Dongbu Pusan Container Terminal Co., Ltd.	$-	$21,494

(3) Other long-term investments:

The other long-term investments refer to the membership fee and service charges paid to Marshal Golf Country Club and are accounted for by cost method.

8. Property, plant and equipment (net)

	Dec. 31, 2002		
	Cost	Accumulated depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings and structures	1,355,934	270,138	1,085,796
Loading / discharging equipment	3,056,469	1,489,651	1,566,818
Computer equipment	184,890	122,975	61,915
Transportation equipment	15,987,165	11,605,090	4,382,075
Ships & equipment	14,963,293	12,402,745	2,560,548
Dock facilities	1,089,929	-	1,089,929
Office equipment	218,227	168,005	50,272
Subtotal	38,854,816	26,058,604	12,796,212
Prepayments on purchase of equipment	8,033	-	8,033
Total	$38,862,849	$26,058,604	$12,804,245

	Dec. 31, 2001		
	Cost	Accumulated depreciation	Balance
Land	$1,998,859	$-	$1,998,859

Buildings and structures	1,352,731	242,602	1,110,129
Loading / discharging equipment	3,092,241	1,115,703	1,976,538
Computer equipment	152,958	105,990	46,968
Transportation equipment	13,716,118	10,356,319	3,359,799
Ships & equipment	16,905,665	12,982,150	3,923,515
Dock facilities	1,241,081	-	1,241,081
Office equipment	226,881	165,730	61,151
Subtotal	38,686,534	24,968,494	13,718,040
Prepayments for equipment	3,967	-	3,967
Total	$38,690,501	$24,968,494	$13,722,007

(1) Please refer to Table 9 for details of the Company's major disposal of fixed assets in 2002.

(2) Please refer to Note F for details of the fixed assets pledged as collaterals.

(3) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the lending banks. The total insured amount as of December 31, 2002 and December 31, 2001 was US$195 million and US$209 million, respectively. In addition, the ships were also covered under the protection and indemnity insurance with GARD. The indemnity amount was unlimited except for oil pollution which was limited to US$1 billion as of December 31, 2002 and 2001.

(4) The Company's loading / discharging equipment has been covered with the general insurance for construction machinery with an insured amount of $1,364,776 thousand and $1,396,341 thousand as of December 31, 2002 and 2001, respectively. The fire insurance coverage for office equipment was $1,536,958 thousand and $750,679 thousand as of December 31, 2002 and 2001, respectively. Container facilities were insured with full coverage for US$376,884 thousand and US$386,518 thousand as of December 31, 2002 and 2001, respectively.

(5) The Company signed a construction contract with Kaohsiung Harbor Bureau to complete the extension project of Pier No.116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. At expiration of the 16 years, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was completed on January 1, 1992 and was booked as dock facilities which are depreciated on a straight-line basis over 16 years with charges to loading / discharging expenses.

(6) The Company signed a construction contract with Kaohsiung Harbor Bureau to complete the extension project of Pier No.79~81 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 10 years commencing from the date of completion. At expiration of the 10 years, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was completed in the beginning of 2000 and was booked as dock facilities which are depreciated on a straight-line basis over 10 years with charges to

loading / discharging expenses.

9. Short-term loans

Currencies	Dec. 31, 2002 Interest rate	Dec. 31, 2002 Amount	Dec. 31, 2001 Interest rate	Dec. 31, 2001 Amount	Collaterals
New Taiwan dollars	1.69%~ 1.90%	$1,350,000	2.60%~ 4.25%	$1,351,000	None
Foreign currencies	1.88%~ 2.14%	411,280	-	-	None
Add: Unrealized loss on foreign currency exchange		5,720		-	
Total		$1,767,000		$1,351,000	

10. Short-term bills payable

Dec. 31, 2002:

Guarantors	Period	Amount
Commercial paper payable:		
E.SUN Financial Holding Co., Ltd.	Dec.30.2002~ Jan.09.2003	$100,000
E.SUN Financial Holding Co., Ltd.	Dec.31.2002~ Jan.09.2003	40,000
Fubon Bills Finance Corp.	Dec.30.2002~ Jan.09.2003	160,000
International Bills Finance Corp.	Dec.26.2002~ Jan.02.2003	600,000
Chung Hsing Bills Finance Corp.	Dec.26.2002~ Jan.02.2003	200,000
Chung Hsing Bills Finance Corp.	Dec.27.2002~ Jan.03.2003	250,000
Chung Hsing Bills Finance Corp.	Dec.31.2002~ Jan.09.2003	300,000
Taiwan Bills Finance Corp.	Dec.27.2002~ Jan.03.2003	200,000
Dah Chung Bills Finance Corp.	Dec.31.2002~ Jan.07.2003	200,000
Total		2,050,000
Less: Unamortized discounts on commercial paper		(289)
Net		$2,049,711

Dec. 31, 2001:

Guarantors	Period	Amount
Commercial papers payable:		
Taiwan Bills Finance Corp.	Dec.14.2001~ Mar.01.2002	$100,000
Fubon Bills Finance Corp.	Oct.12.2001~ Jan.10.2002	160,000
International Bills Finance Corp.	Dec.28.2001~ Jan.07.2002	500,000
Total		760,000
Less: Unamortized discounts on short-term bills payable		(603)
Net		$759,397

(1) Issuance of the above commercial papers was not secured with collaterals.

(2) The interest rate range on the above commercial papers was 1.25%~1.45% and 1.92%~2.80% for both 2002 and 2001, respectively.

11. Accrued expenses

	Dec. 31, 2002	Dec. 31, 2001
Accrued expenses	$302,693	$438,969
Estimated accrued expenses	3,075,337	1,508,359
Add: Unrealized loss on foreign currency exchange	7,991	18,711
Total	$3,386,021	$1,966,039

The estimated accrued expenses refer to the estimation of the expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2001 were $1,508,359 thousand which was $1,819 thousand short, compared to the actual expenses incurred for 2002. The difference was recorded as an addition to the operating costs for 2002. The estimated accrued expenses as of December 31, 2000 were $2,838,650 thousand which was $9,978 thousand short, compared to the actual expenses incurred for 2001. The difference was recorded as an addition to the operating costs for 2001.

12. Long-term liabilities—current portion

	Dec. 31, 2002	Dec. 31, 2001
Corporate bonds payable	$3,220,000	$950,000
Long-term bank loans	1,514,687	3,589,100
Other long-term borrowings	2,492,053	486,456
Total	$7,226,740	$5,025,556

13. Corporate bonds payable

	Dec. 31, 2002	Dec. 31, 2001
Second unsecured corporate bonds	$-	$950,000
Fourth unsecured corporate bonds	1,300,000	1,300,000
Fourth secured corporate bonds	1,200,000	1,200,000
Fifth unsecured corporate bonds	720,000	720,000
Sixth secured corporate bonds	2,500,000	2,500,000
Seventh secured corporate bonds	1,500,000	1,500,000
Eighth secured corporate bonds	1,500,000	1,500,000
Ninth secured corporate bonds	1,000,000	-
Tenth secured corporate bonds	1,500,000	-
Subtotal	11,220,000	9,670,000
Less: Due within one year	(3,220,000)	(950,000)
Net	$8,000,000	$8,720,000

Please refer to Tables 1 ~ 4 for details of the terms on the above corporate bonds.

14. Long-term loans

	Dec. 31, 2002	Dec. 31, 2001
Long-term bank loans	$6,879,608	$2,338,280
Other long-term borrowings	-	1,794,474
Total	$6,879,608	$4,132,754

(1) Long-term bank loans:

Creditors	Type	Period	Dec. 31, 2002 Amount	Dec. 31, 2001 Amount
Bank of Taiwan	Secured	Dec.23, 1998~Dec.23, 2002	$-	$75,000
Bank of Taiwan	Secured	Dec.29, 1999~Feb.23, 2004	168,750	281,250
Bank of Taiwan	Secured	Oct.20, 1998~Oct. 20, 2005	1,200,000	1,600,000
Bank of Taiwan	Secured	Jun.28, 2000~Feb.06, 2004	100,000	166,667
Bank of Taiwan	Secured	Dec.17, 2002~Dec.17, 2007	400,000	-
Bank of Taiwan	Secured	Jun.24, 2002~Jun.24, 2007	500,000	-
Chiao Tung Bank	Secured	Jan.31, 2000~Jan.31, 2007	327,240	400,000
Chiao Tung Bank	Secured	Apr.21, 1998~Apr.21, 2005	142,250	199,150
Chiao Tung Bank	Secured	Dec.15, 1995~ Dec.15, 2002	-	52,545
Chiao Tung Bank	Secured	Jun.26, 2001~ Mar.01, 2008	400,000	400,000
The Sanwa Bank	Secured	Nov.30, 2000~Nov.30, 2002	-	50,000
The Bank of Tokyo-Mitsubishi	Secured	Sep.01, 2000~Feb.28, 2003	165,832	165,832
The Mizuho Corporate Bank	Secured	Sep.30, 2002~Sep.30, 2006	698,800	-
The Mizuho Corporate Bank	Secured	Nov.29, 2002~Sep.30, 2006	295,885	-
Bank of Taiwan	Unsecured	Jun.17, 2002~May.27, 2007	1,000,000	-
Chang Hwa Bank	Unsecured	Dec.16, 2002~Dec.16, 2007	345,000	-
Taipei Bank	Unsecured	Mar.15, 2002~Mar.15, 2006	175,000	-
Land Bank of Taiwan	Unsecured	Dec.19, 2002~Dec.19, 2007	1,000,000	-
Hua Nan Commercial Bank	Unsecured	Jul.23, 2002~Jul.23, 2007	500,000	-
Bank of Overseas Chinese	Unsecured	Nov.28, 2002~Nov.28, 2005	150,000	-
The Export-Import Bank of the Republic of China	Unsecured	Aug.27, 2002~Jun. 27, 2007	400,000	-
Sunny Bank	Unsecured	Nov.28, 2002~Nov.28, 2005	190,000	-
Bank of Pan Shin	Unsecured	Sep.03, 2002~Sep.03, 2005	183,000	-
Sing Kong Life Insurance	Unsecured	Nov.17, 1997~Nov.17, 2002	-	1,000,000

Sing Kong Life Insurance	Unsecured	Nov.18, 1997~Nov.18, 2002	-	1,000,000
Sing Kong Life Insurance	Unsecured	Nov.24, 1997~Nov.24, 2002	-	500,000
Add: Unrealized loss on foreign currency exchange			52,538	36,936
Subtotal			8,394,295	5,927,380
Less: Due within one year			(1,514,687)	(3,589,100)
Net			$6,879,608	$2,338,280

(2) Other long-term borrowings:

Guarantor	Dec. 31, 2002	Dec. 31, 2001
Note issuance facilities (NIF):		
Taishin International Bank	$200,000	$644,000
International Commercial Bank of China	450,000	324,000
Bank of Taiwan	350,000	252,000
Chang Hwa Commercial Bank	350,000	252,000
Taipei Bank	350,000	252,000
Hua Nan Commercial Bank	200,000	144,000
Bank of Overseas Chinese	200,000	144,000
Cathay United Bank	200,000	144,000
Industrial Bank of Taiwan	200,000	144,000
Subtotal	2,500,000	2,300,000
Less: Unamortized discounts on NIF	(7,947)	(19,070)
Subtotal	2,492,053	2,280,930
Less: Due within one year	(2,492,053)	(486,456)
Net	$-	$1,794,474

The above note issuance facilities are the medium- and long-term credit lines granted by the financial institutions. The Company can issue notes and bills within the credit limits on a revolving basis. The interests range was 2.429%~3.005% and 2.403%~5.85% in 2002 and 2001, respectively.

15. Pension plans

(1) The pension costs comprise the followings:

	2002	2001
Service cost	$55,884	$67,519
Interest cost	19,904	20,347
Projected return on pension assets	(13,648)	(16,997)
Deferred amortization		
Unrecognized net transition obligation	20,077	20,077

Amortization of Unrecognized gain (loss) of pension assets	-	(2,488)
Net pension costs	$81,407	$88,458

(2) The Company's pension fund is deposited in an exclusive account with Central Trust of China. Reconciliation of the funded status with the carrying amount of accrued pension liability at year end is as follows:

Benefit obligations	Dec. 31, 2002	Dec 31, 2001
Vested benefit obligation (VBO)	$(71,173)	$(58,057)
Non-vested benefit obligation	(326,876)	(286,045)
Accumulated benefit obligation (ABO)	(398,049)	(344,102)
Effects of future salary increments	(90,300)	(37,779)
Projected benefit obligation (PBO)	(488,349)	(381,881)
Fair value of the plan assets	300,204	272,967
Funded status	(188,145)	(108,914)
Unrecognized net transition obligation	160,613	180,690
Unrecognized gain (loss) of pension assets	129,708	27,904
Additional accrued pension liability	(200,021)	(170,815)
Accrued pension liability	$(97,845)	$(71,135)

(3) Actuarial assumptions:

	Dec. 31, 2002	Dec 31, 2001
Discount rate	5.00%	6.25%
Increase in future salary level	2.00%	3.50%
Expected rate of return on plan assets	5.00%	6.25%

16. Capital stock

(1) As of December 31, 2001, the authorized capital of the Company was $21 billion and the paid-up capital was $20,434,778 thousand, representing 2,043,478 thousand shares of common stocks with a par value $10 per share.

(2) On June 21, 2002, the shareholders passed a resolution to increase capital through capitalization of retained earnings. 61,304 thousand of new shares were issued accordingly, which totaled at $613,043 thousand with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $21,047,821 thousand. The above capital increase was approved by Securities and Futures Commission (SFC), Ministry of Finance (MOF) on July 9, 2002 with the effective date of capital increase set on August 6, 2002.

(3) As of December 31, 2002, the authorized capital of the Company was $21,180 million and the paid-up capital was $21,047,821 thousand, representing 2,104,782 thousand shares of common stocks with a par value $10 per share.

17. Capital surplus

Pursuant to the Company Law, capital surplus can only be used to offset against losses and increase capital, and cannot be distributed as cash dividends. In accordance with the SFC's regulations, capitalization of capital surplus arising from share issue premium and donations cannot exceed 10% of the Company's paid-up capital per annum. Additionally, capitalization of the capital surplus arising from share issue premium is not allowed until the following year after the capital surplus is registered.

18. Appropriation of retained earnings and dividend policy

(1) According to Article No.26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the shareholders. Bonuses to employees should not be less than 1% and the remuneration to the directors and supervisors should not be more than 5% of the residual profit.

(2) Legal reserve: Pursuant to the Company Law, the Company is required to set aside 10% of the annual net income as legal reserve until the amount of such reserve equals to the Company's paid-up capital. The legal reserve can only be used to offset against losses or increase capital, and cannot be distributed as dividends.

(3) Special reserve: If there are any negative shareholders' equity items recorded by the Company during the year, such as unrealized losses on declines in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside a special reserve from the current net income after tax with an amount equal to the total amount of the negative items. If the above negative items are reversed in the future, the reversed portion is allowed to be appropriated as earnings.

(4) As per the letter of (82) Tai-Tasi-Chen No.27614 issued by the Securities Exchange Commission (SEC), Ministry of Finance, the acquisition cost of the building on Ming-Shen East Road, Taipei, which was purchased on June 30, 1992 from the related party, Evergreen Investment Corporation (merged with Evergreen International Corporation on September 23, 1992), was overstated by $1,470,133 thousand, compared to the price assessed according to the "principle for valuation of assets acquired under unusual transactions" set by the SEC. The

overstated amount was retained as special reserve in accordance with Section 1, Article No.41 of the Securities and Exchange Law.

(5) The Company is currently at the stable growth stage. To facilitate future expansion plans, dividends to shareholders are in the form of both cash and stocks with the proportions set at 0~50% and 100~50%, respectively. To maintain the Company's earnings per share at a certain level and consider the impact of stock dividends on the Company's financial performance, the proportions of cash and stock dividends would be adjusted to 100%~50% and 0~50%, respectively, if the estimated earnings per share for the year in which the dividends are distributed decrease by more than 20%, compared to the prior year.

(6) Appropriation of earnings for year 2001 was resolved by the Board on May 6, 2002 and approved by the shareholders on June 21, 2002. Earnings per share after distributing $40 million cash bonus to employees was $0.79 for year 2001, which was calculated based on the following formula:

$$\frac{\text{Net income for 2001 - Cash bonus to employees}}{\text{Weighted average number of outstanding shares in year 2001}}$$

(7) As required by the letter Tai-Tsai-Zen (6) No.0920000457 issued by the SFC on January 30, 2003, information related to appropriation of earnings for 2002, including bonus to employees and remuneration to directors and supervisor, is published at the web site of SFC.

19. Operating revenues

	2002	2001
Marine freight income	$20,094,462	$15,362,453
Ship rental income	1,285,206	1,327,700
Commission income	148,341	257,659
Agency service income	21,848	53,286
Others	99,552	94,243
Total	$21,649,409	$17,095,341

20. Income tax

(1) The income tax expense comprises the followings:

	2002	2001
Income tax expense – current year	$-	$314,361
Add:10% tax on unappropriated retained earnings	73,588	-
Less: Withholding tax	(2,576)	(5,820)

Investment tax credit	(36,794)	(314,361)
Income tax payable (Tax refund receivable)	34,218	(5,820)
Add: Withholding tax	2,576	5,820
Adjustments for changes in tax estimates	11	158,903
Net change in deferred income tax assets and liabilities	197,041	268,094
Income tax expense	$233,846	$426,997

(2) Deferred income tax assets and liabilities:

	Dec. 31, 2002	Dec. 31, 2001
(a) Total deferred income tax liabilities	$(595,045)	$(365,097)
(b) Total deferred income tax assets	$537,046	$504,140
(c) Deferred income tax assets and liabilities arising from temporary differences:		
Investment income accounted for by equity method	$(1,218,685)	$(1,278,117)
Unrealized exchange gain	(1,059,320)	(159,871)
Pension cost	(102,176)	(22,403)
Investment tax credit	537,046	504,140
(d) Deferred income tax assets-current	$222,942	$252,070
Deferred income tax liabilities-current	(15,446)	(45,568)
Net deferred income tax assets-current	$207,496	$206,502
(e) Deferred income tax assets - non-current	$314,104	$252,070
Deferred income tax liabilities - non-current	(579,598)	(319,529)
Net deferred income tax liabilities - non-current	$(265,494)	$(67,459)

(3) Corporate income tax returns filed by the Company have been assessed by the National Tax Administration up to year 2000.

(4) Imputation tax credit:

	Dec. 31, 2002	Dec. 31, 2001
Balance of imputation tax credit account (ICA)	$27,074	$3,391

	2002	2001
Estimated (actual) tax credit rate for individual shareholders	1.90%	0.53%

The above tax credit rate for individual shareholders is estimated for 2002 and actual for 2001.

(5) Undistributed retained earnings:

	Dec. 31, 2002	Dec. 31, 2001
1997 and before	$4,105,344	$4,067,518
1998 and onwards	1,427,240	1,694,321
Total	$5,532,584	$5,761,839

(6) According to the related regulations, the funds invested in automation equipment, computerization, research and development, staff training, and important investment businesses are tax deductible. The governing regulations, deductible items, total deductible amounts, remaining balances of the deductible amounts and the final deductible years are summarized as follows:

Regulation	Deductible item	Total deductible amount	Remaining balance of deductible amount	Final deductible year
Statute for Upgrading Industries, Article 8	Important investment business	$223,136	$222,942	92
Statute for Upgrading Industries, Article 8	Important investment business	241,200	233,610	93
Statute for Upgrading Industries, Article 6	Research and development	16,999	16,999	93
Statute for Upgrading Industries, Article 6	Automation equipment	35,887	34,083	94
Statute for Upgrading Industries, Article 6	Research and development	23,969	23,969	94
Statute for Upgrading Industries, Article 6	Staff training	1,081	1,081	94
Statute for Upgrading Industries, Article 6	Computerization	40,335	4,362	95
Total		$582,607	$537,046	

21. Basic earnings per share

	2002	2001
Beginning balance of outstanding shares (in '000)	2,043,478	2,003,410
Add: Credited to capital of retained earnings for 2001	-	40,068
Add: Credited to capital of retained earnings for 2002	61,304	61,304
Weighted average number of outstanding shares	2,104,782	2,104,782
Net income before tax	$1,313,567	$2,122,416
Net income	$1,083,232	$1,695,419
Basic earnings per share (in NT$)		
Net income before tax	$0.62	$1.01
Net income	$0.51	$0.81

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company:

Related parties	Relationship with the Company
Evergreen International S. A.(EIS)	Major shareholder of the Company
Peony Investment S. A. (PEONY)	Subsidiary of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Evergreen International Storage & Transport Corp. (EITC)	Investee company accounted for by equity method
Evergreen Container Terminal Corporation (Note 1) (EGCT)	Investee company accounted for by equity method
Uniglory Marine Corporation (Note 2) (UGMC)	Investee company accounted for by equity method
EVA Airways Corporation (EVA)	Investee company accounted for by equity method
Ever Reward Logistic Corporation (ERIC)	Investee company accounted for by equity method
Evergreen Security Co., Ltd (ESRC)	Investee company accounted for by equity method
Charng Yang Development Co., Ltd. (CYD)	Investee company accounted for by equity method
Evervoyage Transport Co., Ltd. (ETC)	Investee company of the Company's major shareholder
Evergreen Konoike Construction Corporation (EKCC)	Investee company of the Company's major shareholder
Evergreen International Corporation (EIC)	Investee company of the Company's major shareholder
Evergreen State Transport Co., Ltd.	Investee company of the Company's major shareholder
Evergreen Star Transport Co., Ltd.	Investee company of the Company's major shareholder

Evergreen Airline Service Corporation (EAS)	Investee company of the Company's major shareholder
Gaining Enterprise S. A. (GESA)	Subsidiary of EITC
Vigor Enterprise S. A. (VIGOR)	Subsidiary of the Company
Taranto Container Terminal S. P. A.(TCT)	Subsidiary of the Company
Hatsu Marine Limited (HML)	Subsidiary of the Company
PT. Multi Bina Transport (MBT)	Subsidiary of the Company
Lloyd Triestino Di Navigazione S. P. A.(LT)	Subsidiary of the Company
Greencompass Marine S. A.(GMS)	Subsidiary of the Company
Evergreen Container Terminal (Thailand) (ECTT)	Subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Subsidiary of the Company

Note 1: EGCT has been dissolved due to the merger with EITC.

Note 2: UGMC has been dissolved due to the merger with EITC.

2. Major transactions with related parties:

(1) Operating revenues from related parties:

	2002		2001	
	Amount	% of total operating revenues	Amount	% of total operating revenues
LT	$734,748	3.39	$712,747	4.17
UGMC	-	-	630,388	3.69
GMS	53,314	0.25	127,225	0.74
EIS	54,726	0.25	118,825	0.70
EGCT	-	-	4,168	0.02
EIC	1,885,325	8.71	2,161	0.01
HML	133,609	0.62	1,831	0.01
EVA	603	-	692	0.01
EITC	571,290	2.64	87	-
EKCC	11	-	7	-
Total	$3,433,616	15.86	$1,598,131	9.35

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered:

	2002		2001	
	Amount	% of total costs & operating expenses	Amount	% of total costs & operating expenses
UGMC	$-	-	$505,093	3.02

LT	294,168	1.36	245,666	1.47
EITC	859,712	3.98	190,016	1.13
TTSC	380,662	1.76	165,768	0.99
EIC	114,278	0.53	84,671	0.51
ESRC	39,895	0.19	40,403	0.24
EGCT	-	-	29,873	0.18
Evergreen State Transport Co., Ltd.	8,225	0.04	18,988	0.11
Evergreen Star Transport Co., Ltd.	26,177	0.12	17,363	0.10
EAS	4,386	0.02	4,931	0.03
ETC	5,918	0.03	3,228	0.03
EVA	2,866	0.01	2,226	0.01
ERIC	-	-	20	-
GESA	833,068	3.85	-	-
GMS	125,869	0.58	-	-
EIS	65	-	-	-
Total	$2,695,289	12.47	$1,308,246	7.82

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Property exchange:

(a) Purchases from related parties

	Properties	2002	2001
EHIC(M)	Transportation equipment – containers	$399,452	$30,773
EITC	Computer & office equipment	12,654	-
EVA	Computer & office equipment	134	
EKCC	Dock facilities	952	-
LT	Computer & office equipment	3,124	-
VIGOR	Transportation equipment-containers	247,957	-
Total		$664,273	$30,773

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(b) Sales to related parties

		2002		2001	
	Properties	Selling price	Gain (Loss)	Selling price	Gain (Loss)
CYD	Land	$-	$-	$925,941	$350,199
LT	Transportation equipment	-	-	191	8
TTSC	Office equipment	523	-	-	-
Total		$523	$-	$926,132	$350,207

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(4) Accounts receivable from and accounts payable to related parties (No interest is charged except for GMS):

	Dec. 31, 2002		Dec. 31, 2001	
	Amount	% of account balance	Amount	% of account balance
Accounts receivable:				
UGMC	$-	-	$16,567	0.90
EITC	1,059	0.03	-	-
Total	$1,059	0.03	$16,567	0.90
Other receivables:				
GMS	$2,263,012	70.74	$683,694	42.16
UGMC	-	-	80,505	4.96
EIS	5,882	0.18	52,128	3.21
PEONY	-	-	6,844	0.42
EIC	26,217	0.82	2,495	0.15
TTSC	1,123	0.04	586	0.04
EGCT	-	-	450	0.03
EVA	298	0.01	304	0.02
ERIC	-	-	372	0.02
ESRC	1	-	116	0.01
EITC	4,907	0.15	21	-
HML	82	-	-	-
Total	$2,301,519	71.94	$827,515	51.02
Notes payable:				
EVA	$-	-	$753	4.19
EIC	-	-	263	-1.46
Total	$-	-	$1,016	5.65
Accounts payable:				
EITC	$384,078	16.55	$131,847	12.85
TTSC	63,918	2.76	48,738	4.75
UGMC	-	-	37,070	3.61
EGCT	-	-	29,473	2.87
Evergreen State Transport Co., Ltd.	29,126	1.26	21,870	2.13
Evergreen Star Transport Co., Ltd.	25,401	1.09	20,114	1.96

EIC	45,027	1.94	16,681	1.63
EKCC	-	-	10,079	0.98
ESRC	3,407	0.15	3,612	0.35
ETC	2,097	0.09	1,422	0.14
EAS	883	0.04	1,018	0.10
EVA	986	0.04	607	0.06
Total	$554,923	23.92	$322,531	31.43

Other payables:				
EIS	$1,003	0.81	$277,912	77.49
LT	-	-	113	0.03
GMS	1,290	1.04	-	-
HML	190	0.15	-	-
Total	$2,483	2.00	$278,025	77.52

3. Financing activities with related parties:

The Company's related party, Greencompass Marine S.A., requested for financing from the Company for operation expansion and working capital requirement. The request were approved by the Board of Directors according to the Company's lending policy. As of December 31, 2002, the balance of the loans amounted to US$65 million and US$18 million, translated into NT$2,258,750 thousand and NT$631,171 thousand, respectively, with an interest rate of SIBOR plus 40 basis points. The interest incomes for the year ending 2002 and 2001 amounted to US$13,646 thousand and US$47,060 thousand, and as of Dec.31 2002 and 2001, interests receivable amounted to US$65 thousand and US$21 thousand (translated into NT$2,250 thousand and NT$733 thousand), respectively.

4. Endorsements and guarantees for related parties: (in $'000)

Endorsements and guarantees made by the Company for related parties were as follows (in $'000):

	Dec. 31, 2002		Dec. 31, 2001	
GMS	USD	846,716	USD	835,500
PEONY	USD	100,780	USD	109,520
ECTT	USD	5,811	USD	5,811.
TCT	ITL	60,000,000	ITL	35,000,000
TCT	EUR	26,009	EUR	-
MBT	USD	-	USD	700
HML	USD	51,615	USD	72,600
HML	GBP	109,206	GBP	-

5. Major contracts with related parties:

(1) Rentals of office buildings, container yards collected from related parties for the years ended December 31, 2002 and 2001 were:

	Targets	2002	2001
UGMC	Office Building	$-	$13,893
TTSC	Container yard	807	3,228
EVA	Office Building	2,730	2,707
EIC	Office Building	27,015	1,176
ERIC	Office Building	-	317
EITC	Container yard	10,415	27
Total		$40,967	$21,348

(2) Rentals of office buildings, warehouses paid to related parties for the years ended December 31, 2002 and 2001 were :

	Targets	2002	2001
EIC	Office Building	$28,787	$19,902
EITC	Office Building	1,744	
EGCT	Warehouse & Office Building	-	1,161
Total		$30,531	$21,063

(3) The Company has succeeded the inshore marine freight business of UGMC and GESA. Due to this operation expansion, EMC rents vessels from related parties and rental expenses are as follows:

	2002
EITC	$247,469
GESA	714,035
Total	$961,504

(4) There was a contract of management and consulting service between the Company and EIC. Fees were charged on hourly basis or actual expenses incurred. The contract will be renewed once a year since July 1, 1995.

(5) The Company has an agent contract with EIC to act as an agent and conduct for canvassing shipping business, collection of freight and advanced payment of ports fees. Other receivables were $26,217 thousand as of December 31, 2002.

(6) Agent contracts between the Company and EIS:

(a)The Company has been appointed by EIS as its agent to pay petty cash on vessels , crew salaries and insurance premiums in Taiwan. The debit balance of agent reciprocal account was US$6,232 thousand on December 31, 2002 and US$4,542 thousand on December 31, 2001.

(b)EIS is one of the Company's overseas agents who handle the Company's dealings with foreign ports such as port formalities, cargo loading, discharging and forwarding, collection of freight and advance payment of expenses. As of December 31, 2002 and 2001, the balances of the agency account before deducting the unrealized gain on foreign currency exchange were $214,827 thousand (credit) and $475,999 thousand (debit), respectively.

(7) Agent contracts between the Company and GMS:

(a) The Company has been appointed by GMS since 1993 as its agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The debit balances of agency reciprocal account were $12,818 thousand and $5,869 thousand as of December 31, 2002 and 2001, respectively.

(b) Since 1993, GMS has been one of the Company's overseas agents who handle the Company's dealings with foreign ports such as port formalities, cargo loading, discharging and forwarding, collection of freight and payment of expenses. As of December 31, 2002 and 2001, the debit balances of the agency account before deducting the unrealized gain on foreign currency exchange were $984,009 thousand and $1,446,900 thousand , respectively..

(8) Agent contracts between the Company and LT:

(a) The Company has been appointed by LT since 2001 as its agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The debit balance of agency reciprocal accounts were $9 thousand and $10 thousand as of December 31, 2002 and 2001 respectively..

(b) LT is one of the Company's overseas agents who handle the Company's dealings with foreign ports such as port formalities, cargo loading, discharging and forwarding, collection of freight and payment of expenses. As of December 31, 2002 and 2001, the debit balances of agency account before deducting the unrealized gain on foreign currency exchange were $1,081,975 thousand and $933,568 thousand, respectively.

(9) Agent contracts between the Company and HML:

(a) The Company has been appointed by HML as its agent to pay petty cash on vessel, crew salaries and insurance premiums in Taiwan. The debit balance of agency reciprocal accounts were $636 thousand on December 31, 2002.

(b)HML has been appointed by the Company as the foreign agent to handle customs, canvass shipping business, collect freight and advance payment. The debit balance of agency account were $223,293 thousand on December 31, 2002 before the deduction of unrealized gain (loss) on foreign currency exchange.

(10) The amounts the Company guaranteed for related parties by using stand-by L/C (issued by banks) were as follows:

	Dec. 31, 2002	Dec. 31, 2001
ECTT	US$-	US$20,000

F. ASSETS PLEDGED:

1. Long-term equity investment

	Book Value	
	Dec. 31, 2002	Dec. 31, 2001
Dongbu Pusan Container Terminal Co. Ltd.	$40,041	$-

2. Property, plant and equipment

	Book Value		
	Dec. 31, 2002	Dec. 31, 2001	Description
Ships and equipment	$2,171,403	$2,785,580	Long-term Loans
Container	1,606,198	446,983	〃
Land	1,800,093	1,800,093	〃
Buildings	1,041,111	1,063,651	〃
Machinery	965,662	1,200,793	〃
Total	$7,584,467	$7,297,100	

3. Restricted current assets

	Dec. 31, 2002	Dec. 31, 2001	Institution	Description
Certificate of deposit Pledged	$130,000	$135,000	Kaohsiung Harbor Bureau	Performance bond

Certificate of deposit Pledged	800	800	Kaohsiung Customs Bureau	〃
Certificate of deposit Pledged	-	40,000	Keelung Harbor Bureau	〃
Certificate of deposit Pledged	-	300	Keelung Customs Bureau	〃
Certificate of deposit Pledged	6,359	2,750	Military – Finance Department	〃
Certificate of deposit Pledged	3,000	3,000	Tai-Power	〃
Total	$140,159	$181,850		

4. Restricted Long-term assets

	Dec. 31, 2002	Dec. 31, 2001	Institution
Certificate of deposit pledged	$18,195	$-	Artesia Bank
Certificate of deposit pledged	-	47,763	Bank of America
Certificate of deposit pledged	15,501	12,130	Commission of European Communities
Total	$33,696	$59,893	

G. COMMITMENTS AND CONTINGENT LIABILITIES:

1. The Company used stand-by L/C (issued by banks) as guaranty, details were as follows: (in $'000)

	L/C amount			
Name of guarantor	Dec. 31, 2002		Dec. 31, 2001	
ABN-AMRO Bank	USD	-	USD	20,000
Bank of America	USD	5,658	USD	3,860
Bank of America	EUR	426	EUR	407
Citibank	USD	2	USD	-

2. Endorsement and gurantee for third paties were as follows:

Name of guarantee	Dec. 31, 2002		Dec. 31, 2001	
GMS	USD	846,716	USD	835,500
PEONY	USD	100,780	USD	109,520
ECTT	USD	5,811	USD	5,811
TCT	ITL	60,000,000	ITL	35,000,000
TCT	EUR	26,009	EUR	-

MBT	USD	-	USD	700
HML	USD	51,615	USD	72,600
HML	GBP	109,206	GBP	-
Island Equipment LLC	USD	11,713	USD	-

3. The original shareholder, Evergreen International S. A., of the Company sold some of its shares in the form of global depository receipts (GDR). The issuance was approved by the SEC with the letter (85)Tai-Cai-Zheng (1) No. 35410 dated June 19, 1996. The purchase agreement was signed on August 2, 1996 and the GDRs were approved by and traded on the London Stock Exchange thereafter. The places of issuance were Asia, Europe and the US. The initial issued units were 5,449,592 representing 54,495,920 shares of common stock of the Company at NT$50.50 per share and the total issuance amount was US$115 million. Supplementary issued units were 817,438 and made total GDRs issued amounted to US$115 million representing 62,670,300 shares of common stock of the Company at NT$50.5 per share. Another 1,802,843 units representing 18,028,461 shares of common stock were issued during 1997-2001. As of December 31, 2002, 3,724,555 units were redeemed and 4,345,318 units representing 43,453,211 shares of outstanding common stock of the Company.

4. There was a difference of $449,862 thousand between the corporate income tax filed by the Company for the year 1990 on the income generated from the tax-exempted vessels and the tax assessed by the National Tax Administration (NTA). An additional tax of $112,466 thousand was levied by the NTA accordingly. The Company filed an appeal to the NTA in April 1996. Furthermore, there was a difference of $227,467 thousand between the corporate income tax filed by the Company for the year 1991 on the income generated from the tax-exempted vessels and the tax assessed by the NTA. An additional tax of $1,988 thousand was levied by the NTA. The Company also filed an appeal to the NTA in September 2000. As of December 31, 2002, the difference between the corporate income tax filed by the Company on the income from tax-exempted vessels and the tax assessed by the NTA amounted to $677,329 thousand, and the additional income tax payable amounted to $114,454 thousand. As of December 31, 2002, the Parent Company has paid $58,221 thousand of the additional tax levied by the NTA and the above tax appeals were not yet finalized.

5. The Company was indicted for the disputes on processing of freight and bills of lading. The lawsuit was referred to the lawyer. As of December 31, 2002, the maximum amounts of compensation were NT$4,128 thousand and US$184 thousand, respectively. As the case was not yet finalized, it was difficult to estimate the amounts of compensation and thus, provision for the losses was not made.

6. In March 1991, the Company and the other 14 marine companies formed a union named FETTCSA with the aim of setting an accord on freight charges and other additional charges for

Far European routes. The union was penalized a fine of EUR368 thousand by the Commission of European Communities (CEC) in 1992 as CEC considered that the union intended to monopolize the freight charges. The Company and the other union members did not agree with the charge and filed a lawsuit with the European Court in Luxemburg. To protect their rights, CEC requested the Company to issue a letter of credit with the same amount of the penalty and pledge time deposits as collaterals during the trial period.

H. MAJOR DISASTER LOSSES

None.

I. MAJOR SUBSEQUENT EVENTS

None.

J. OTHER

1. Derivative financial instruments

(1) The contract amount (nominal principal amount) and credit risk (in $'000)

Financial instruments	Dec. 31, 2002 Nominal principal (Contract amount)		Dec. 31, 2002 Credit risk	Dec. 31, 2001 Nominal principal (Contract amount)		Dec. 31, 2001 Credit risk
Interest rate swap	USD	20,000	-	USD	32,000	-
Interest rate swap	NTD	3,900,000	-	NTD	1,274,000	-
Foreign Exchange Option	USD	2,000	-	-	-	-
Oil swap	USD	3,875	-	USD	8,096	-

The above credit risk represents the possible loss that will be incurred by the Company in the event that the counter-parties breach the contracts. The counter-parties of the Company are all credible banks and thus, credit risk is assessed to be remote.

(2) Market risk

Interest rate swaps, foreign exchange options and oil swaps are used to hedge against fluctuations in interest rates, exchange rates and oil prices and thus, the market risk is offset against each other.

(3) Liquidity risk, cash flow risk and future cash requirement, periods and uncertainty

The Company's working capital is assessed to be adequate and thus, there is no funding risk. In addition, the interest rates, exchange rates and prices are fixed. Therefore, cash flow risk is remote.

(4) The strategy of holding derivative financial instruments

Derivative financial instruments are used for non-trading purposes. Interest rate swaps and foreign exchange options are used to hedge against fluctuations in interest rates and exchange rates, whereas oil swaps are used to hedge fluctuations in oil prices and control the cost within tolerable limits. The aim of the hedging strategy is to hedge most of the market risk.

(5) Disclosure of derivative financial instruments on financial statements

a. Interest rate swaps:

Contracts are settled based on the differential between the spot interest rate and contract interest rate, which is charged to interest expense on vessels.

b. Foreign exchange options:

The Company has actual position on derivative financial instruments. Full settlements are done at expiration. Difference between the spot exchange rate and contract rate is charged to exchange gain / loss.

c. Oil swaps:

Contracts are settled based on the difference between the spot oil price and the contract price, which is charged to fuel expense.

(6) Financial instruments held to hedge the committed expected transactions
Oil swaps are used to fix the oil price within tolerable limit for future oil usage.

2. Fair value of financial instruments

Non-derivative financial instruments	Dec. 31, 2002		Dec. 31, 2001	
	Carrying value	Fair value	Carrying value	Fair value
Assets				
Cash and cash equivalents	$2,760,168	$2,760,168	$3,398,837	$3,398,837

Short-term investments	2,152,354	2,162,305	2,051,829	2,055,880
Notes and accounts receivable	7,039,311	7,039,311	3,501,468	3,501,438
Long-term equity investments	38,296,708	38,410,738	32,383,567	32,383,567
Guarantee deposits paid	40,105	40,105	49,065	49,065
Restricted assets	173,855	173,855	241,743	241,743
Liabilities				
Short-term loans	1,767,000	1,767,000	1,351,000	1,351,000
Short-term notes and bills payable	2,049,711	2,049,711	759,397	759,397
Notes and accounts payable	5,894,923	5,894,923	3,448,134	3,448,134
Corporate bonds payable (including current portion)	11,220,000	11,220,000	9,670,000	9,670,000
Long-term loans (including current portion)	10,886,348	10,886,348	8,208,311	8,208,311
Guarantee deposits received	61	61	61	61
Derivative financial instruments				
Interest rate swap	-	(132,914)	-	(382,196)
Foreign exchange option	-	(2,019)	-	-
Oil swap	-	23,001	-	(208,232)

The methodologies and assumptions used to estimate the fair values of the Company's financial instruments are summarized as follows:

(1) As maturity of the short-term financial instruments is short in nature, estimation of the fair values based on the carrying values is deemed reasonable. This method is applied to cash and cash equivalents, notes and accounts receivable, guarantee deposits paid, restricted assets, short-term loans, short-term notes and bills payable, notes and accounts payable and guarantee deposits received.

(2) Fair values of marketable securities are based on the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(3) Fair values of long-term loans are based on the present values of future cash flows. The discount rate is based on the interest rate of a similar long-term loan with similar maturity.

(4) Fair values of corporate bonds payable are based on the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(5) Fair values of derivative financial instruments are estimated based on the amount that should be received or paid if the contracts are settled at the balance sheet date. Unrealized gains / losses on the unsettled contracts are normally included in the estimation. Quoted prices from the financial institutions are used as a reference for estimation of the derivative financial instruments' fair values.

3. To facilitate comparison between the financial statements of years 2002 and 2001, some of the accounts were reclassified.

K. SUPPLEMENTARY DISCLOSURES

1. Information on major trade events

(1) Loans to third parties as of December 31, 2002: Please see Table 5.

(2) Endorsements and guarantees provided to third parties as of December 31, 2002: Please see Table 6.

(3) Ending balance of marketable securities held by the Company as of December 31, 2002: Please see Table 7.

(4) Cumulative buying or selling of one specific security exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: Please see Table 8.

(5) Acquisition of real estate properties with an amount exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: None.

(6) Disposal of real estate properties with an amount exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: Please see Table 9.

(7) Purchases from or sales to related parties exceeding the lower of NT$100 million or 20 percent of the Company's capital stock: Please see Table 10.

(8) Receivables from related parties exceeding the lower of NT$100 million or 20 percent of the Compnay's capital stock: Please see Table 11.

(9) Financial derivative transactions: Please see Notes J-1 and J-2.

2. Information on the investees

(1) Required disclosure of the information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power: Please see Tables 12, 12-1 and 12-2.

(2) Required disclosure of the major trade events engaged in by the investees where the Company has direct or indirect controlling power in the investees:

(a) Loans to third parties as of December 31, 2002: Please see Table 5-1.

(b) Endorsements and guarantees provided to third parties as of December 31, 2002: Please see Table 6-1.

(c) Ending balance of marketable securities held by the investees as of December 31, 2002: Please see Table 7-2.

(d) Cumulative buying or selling of one specific security exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: None.

(e) Acquisition of real estate properties with an amount exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: None.

(f) Disposal of real estate properties with an amount exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: None.

(g) Purchases from or sales to related parties exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: None.

(h) Receivables from related parties exceeding the lower of NT$100 million or 20 percent of the respective investee's capital stock: Please see Table 11.

3. Information on Mainland China investments

(1) Names of the investees in Mainland China, core businesses, capital stock, investment methods, funds remitted in / out, percentage of ownership, investment gains / losses, ending balances of the investment book values, investment gains remitted back to Taiwan and quota of investments in Mainland China: Please see Table 13.

(2) Direct or indirect transactions with the related parties in Mainland China:

(a) Amounts and percentages of purchases and related payables: None.

(b) Amounts and percentages of sales and related receivables: None.

(c) Amounts of property exchange and the resulting gains / losses: None.

(d) Endorsements and guarantees for notes and bills and collaterals: None.

(e) The highest and ending balances of financing, the associated interest rates and total interest expenses for the period: None.

(f) Other transactions with significant influence on the current gains / losses or financial conditions, such as services provided or received: None.

L. SEGMENT INFORMATION

1. Financial information by industries:

The Company is engaged in international marine transportation and acts as a shipping agency, which falls into only one industry category. Therefore, no disclosure is required.

2. Financial information by geographical areas:

The Company's dealings with overseas harbors such as procedures for arrival and departure of ships, cargo loading and discharging, receiving of goods, collections of transportation fares and payments of expenses are handled by overseas agents. No overseas branch offices are established. Therefore, no disclosure is required.

3. Imports and exports:

As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, there are no imports or exports.

4. Major customers:

The Company provides services to customers all over the world. No customers contribute more than 10% of the Company's operating revenue.

Evergreen Marine Corporation (Taiwan) Ltd.

Summary of Terms on Corporate Bonds

December 31, 2002

Table 1

Type of corporate bonds	Fourth secured corporate bonds	Fourth unsecured corporate bonds
Date of issuance	June 9, 1998	June 9, 1998
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,200,000,000	NT$1,300,000,000
Interest rate	A Bonds : 7.30% B Bonds : 7.43% C Bonds : 7.22%	D Bonds: 7.48% E Bonds: 7.61% F Bonds: 7.39% G Bonds: 7.40% H Bonds: 7.42%
Period	5 years	5 years
Maturity	June 9, 2003	June 9, 2003
Guarantor	Taiwan Cooperative Bank	None
Trustee	Bank of Taiwan	Bank of Taiwan
Underwriter	Masterlink Securities Co.	Masterlink Securities Co.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	J. T. Lai & Co., CPAs	J. T. Lai & Co., CPAs
Principal repayment	Principals of A, B and C bonds are all repaid at maturity based on the face value.	Principals of D, E, F, G and H bonds are all repaid at maturity based on the face value.
Interest payment	A Bonds : Interest is compounded semi-annually and paid annually. B & C Bonds: Interest is paid annually.	D Bonds : Interest is compounded and paid annually. E Bonds: Interest is paid annually. F Bonds: Interest is compounded bimonthly and paid annually. G Bonds: Interest is compounded quarterly and paid annually. H Bonds: Interest is compounded every four months and paid annually.
Balance of unpaid principal	NT$1,200,000,000	NT$1,300,000,000
Clause on redemption or early prepayment	None	None
Restricted clause	None	None

Evergreen Marine Corporation (Taiwan) Ltd.

Summary of Terms on Corporate Bonds

December 31, 2002

Table 2

Type of corporate bonds	Fifth unsecured corporate bonds	Sixth secured corporate bonds
Date of issuance	A Bonds: Dec. 14, 1998 ~ Dec. 29, 1998 B Bonds: Dec. 14, 1998 ~ Dec. 23, 1998	July 15, 1999
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,000,000,000	NT$2,500,000,000
Interest rate	B Bonds : 7.00%	6.02%
Period	5 years	5 years
Maturity	Dec. 23, 2003	July 15, 2004
Guarantor	None	Taiwan Cooperative Bank Internaitonal Commercial Bank of China First Commercial Bank Bank of Taiwan
Trustee	Taipei Bank	Taipei Bank
Underwriter	Grand Cathay Securities Corp.	Capital Securities Corp.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	J. T. Lai & Co., CPAs	J. T. Lai & Co., CPAs
Principal repayment	Principals of A and B bonds are both repaid at maturity based on the face value.	Principals of A, B, C and D bonds are all repaid at maturity based on the face value.
Interest payment	Interest is paid annually.	Interest is paid semi-annually.
Balance of unpaid principal	NT$720,000,000	NT$2,500,000,000
Clause on redemption or early prepayment	None	None
Restricted clause	None	None

Evergreen Marine Corporation (Taiwan) Ltd.

Summary of Terms on Corporate Bonds

December 31, 2002

Table 3

Type of corporate bonds	Seventh secured corporate bonds	Eighth secured corporate bonds
Date of issuance	November 9, 2000	December 13, 2001
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,500,000,000	NT$1,500,000,000
Interest rate	5.145%	2.600%
Period	5 years	5 years
Maturity	November 9, 2005	December 13, 2006
Guarantor	Chiao Tung Bank Taiwan Cooperative Bank Taipei Bank	Taiwan Cooperative Bank Bank of Taiwan
Trustee	Bank of Taiwan	United World Chinese Commercial Bank
Underwriter	Fuh-Hwa Securities Co., Ltd.	Polaris Securities Corp.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of A, B and C bonds are all repaid at maturity based on the face value.	Principals of A and B bonds are both repaid at maturity based on the face value.
Interest payment	Interest is paid annually.	Interest is paid annually.
Balance of unpaid principal	NT$1,500,000,000	NT$1,500,000,000
Clause on redemption or early prepayment	None	None
Restricted clause	None	None

Evergreen Marine Corporation (Taiwan) Ltd.

Summary of Terms on Corporate Bonds

December 31, 2002

Table 4

Type of corporate bonds	Ninth secured corporate bonds	Tenth secured corporate bonds
Date of issuance	May 14, 2002 ~ May 17, 2002	June 13, 2002 ~ June 20, 2002
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,000,000,000	NT$1,500,000,000
Interest rate	3.400%	3.900%
Period	5 years	5 years
Maturity	May 14, 2007 ~ May 17, 2007	June 13, 2007 ~ June 20, 2007
Guarantor	Hua Nan Commercial Bank	Bank of Taiwan
Trustee	Bank of Taiwan	United World Chinese Commercial Bank
Underwriter	National Investment Trust Co., Ltd. KGI	National Investment Trust Co., Ltd. KGI Yuanta Core Pacific Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of A, B, C and D bonds are all repaid at maturity based on the face value.	Principals of A, B, C, D, E and F bonds are all repaid at maturity based on the face value.
Interest payment	Interest is paid annually.	Interest is paid annually.
Balance of unpaid principal	NT$1,000,000,000	NT$1,500,000,000
Clause on redemption or early prepayment	None	None
Restricted clause	None	None

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Loans to Third Parties

For the Year Ended December 31, 2002

Table 5

(in $'000)

Lender	Borrower	Account	Highest balance	Ending balance	Interest rate	Yearly amount of sales to (purchases from) the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral		Limit on loans to a specific party (Note)	Limit on loans to third parties (Note)
									Type	Value		
Evergreen Marine Corporation (Taiwan) Ltd.	Greencompass Marine S. A.	Other receivables	USD65,000	USD65,000	1.8725%~2.48%	$-	Working capital requirement	$-	-	-	NTD6,979,495	NTD13,958,990

Note:

1. According to the Company's lending policy, the total amount of loans granted to a specific party should not exceed 20% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

   NT$34,897,475 thousand * 20% = NT$6,979,495 thousand

2. According to the Company's lending policy, the total amount of loans granted to third parties should not exceed 40% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

   NT$34,897,475 thousand * 40% = NT$13,958,990 thousand

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Loans to Third Parties

For the Year Ended December 31, 2002

Table 5-1

(in $'000)

Lender	Borrower	Account	Highest balance	Ending balance	Interest rate	Yearly amount of sales to (purchases from) the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral		Limit on loans to a specific party (Note)	Limit on loans to third parties (Note)
									Type	Value		
Peony Investment S. A.	Clove Holding Ltd.	Receivables from related parties	USD28,185	USD28,185	-	USD-	Working capital requirement	USD-	-	USD-	USD99,658	USD199,317
	Evergreen Container Terminal (Thailand) Ltd.	Receivables from related parties	40,091	40,091	-	-	Working capital requirement	-	-	-	"	"
	PT. Multi Bina Pura International	Receivables from related parties	15,000	15,000	-	-	Working capital requirement	-	-	-	"	"
	PT. Multi Bina Transport	Receivables from related parties	2,700	1,700	-	-	Working capital requirement	-	-	-	"	"
	Evergreen International S. A.	Receivables from related parties	10,000	10,000	-	-	Working capital requirement	-	-	-	"	"

Note:

1. According to the Company's lending policy, the total amount of loans granted to a specific party should not exceed 20% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

US$498,292 thousand * 20% = US$99,658 thousand

2. According to the Company's lending policy, the total amount of loans granted to third parties should not exceed 40% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

US$498,292 thousand * 40% = US$199,317 thousand

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Endorsements and Guarantees for Third Parties
For the Year Ended December 31, 2002

Table 6
(in $'000)

Guarantor	Party receiving the guarantee	Limit on guarantees for a specific party	Highest balance	Ending balance	Guarantees secured with collaterals	Ratio of accumulated guarantees to the Company's net worth	Limit on guarantees for third parties (Note 1)
	Name of the party						
Evergreen Marine Corporation (Taiwan) Ltd.	Greencompass Marine S. A.	$69,794,950	$31,421,083 (USD924,693)	$29,357,767 (USD846,716)	$-	84.13%	$104,692,425
Evergreen Marine Corporation (Taiwan) Ltd.	Peony Investment S. A.	69,794,950	3,902,603 (USD114,850)	3,494,295 (USD100,780)	-	10.01%	"
Evergreen Marine Corporation (Taiwan) Ltd.	Evergreen Container Terminal (Thailand) Ltd.	17,448,738	203,737 (USD5,811)	201,485 (USD5,811)	-	0.58%	"
Evergreen Marine Corporation (Taiwan) Ltd.	PT. Multi Bina Transport	17,448,738	24,413 (USD700)	- (USD-)	-	-	"
Evergreen Marine Corporation (Taiwan) Ltd.	Taranto Container Terminal S. P. A.	17,448,738	1,846,759 (ITL60,000,000) (EUR26,009)	1,808,704 (ITL60,000,000) (EUR26,009)	-	5.18%	"
Evergreen Marine Corporation (Taiwan) Ltd.	Hatsu Marine Limited	69,794,950	7,861,141 (USD51,615) (GBP 109,206)	7,861,141 (USD51,615) (GBP 109,206)	-	22.53%	"
Evergreen Marine Corporation (Taiwan) Ltd.	Island Equipment LLC	17,448,738	406,778 (USD11,713)	406,134 (USD11,713)	-	1.16%	"

Note:
1. It should be indicated that how to figure out and how much is the limit on guarantees. If there is contingent loss, the recognized amount should be stated.
According to the Company's lending policy, the total amount of endorsements and guarantees for third parties should not exceed 300% of the Company's net worth stated in the latest financial statements. The calculation is as follows:
$34,897,475 thousand * 300% = $104,692,425 thousand

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Endorsements and Guarantees for Third Parties
For the Year Ended December 31, 2002

Table 6-1
(in $'000)

Guarantor	Party receiving the guarantee	Limit on guarantees for a specific party	Highest balance	Ending balance	Guarantees secured with collaterals	Ratio of accumulated guarantees to the Company's net worth	Limit on guarantees for third parties (Note 1)
Peony Investment S. A.	Shanghai Pao Long International Container Co., Ltd.	USD996,584	USD5,889	USD5,263	USD-	1.06%	USD1,494,876

Note:
1. It should be indicated that how to figure out and how much is the limit on guarantees. If there is contingent loss, the recognized amount should be stated.
   According to the Company's lending policy, the total amount of endorsements and guarantees for third parties should not exceed 300% of the Company's net worth stated in the latest financial statements. The calculation is as follows:
   USD498,292 thousand * 300% = USD1,494,876 thousand

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Ending Balance of Securities

December 31, 2002

Table 7

(in $'000 / thousand shares)

Investor	Securities	Relationship with the Company	Account	December 31, 2002				Note
				Units / No. of shares	Carrying value	% of ownership	Market value / Net worth	
Evergreen Marine Corporation (Taiwan) Ltd.	Stocks:							
	Peony Investment S. A.	Subsidiary of the Company	Long-term stock investment	3,765	$18,887,373	100.00%	$18,936,602	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Long-term stock investment	5,500	92,466	55.00%	92,466	
	Charng Yang Development Co., Ltd.	Investee company accounted for under equity method	Long-term stock investment	32,000	342,632	40.00%	342,632	
	Evergreen International Storage and Transport Corp.	Investee company accounted for under equity method	Long-term stock investment	424,062	7,237,101	39.74%	7,214,130	
	Evergreen Security Co., Ltd.	Investee company accounted for under equity method	Long-term stock investment	2,500	25,659	31.25%	25,659	
	EVA Airways Corporation	Investee company accounted for under equity method	Long-term stock investment	602,580	8,708,482	24.85%	8,708,473	
	Ever Reward Logistic Corporation	Investee company accounted for under equity method	Long-term stock investment	493	6,075	20.00%	6,075	
	Dongbu Posan Container Terminal Co., Ltd.	Investee company accounted for under cost method	Long-term stock investment	300	40,041	15.00%	40,041	Please refer to Note F for details of the assets pledged.
	Power World Fund Inc.	Investee company accounted for under cost method	Long-term stock investment	5,000	50,000	5.68%	50,000	
	Fubon Securities Investment Co., Ltd.	Investee company accounted for under cost method	Long-term stock investment	31,054	299,725	4.93%	299,725	
	Taiwan HSR Consortium	Investee company accounted for under cost method	Long-term stock investment	126,735	1,250,000	2.53%	1,250,000	
	Linden Technologies Inc.	Investee company accounted for under cost method	Long-term stock investment	50	15,372	2.53%	15,372	
	Taiwan Fixed Network Corp.	Investee company accounted for under cost method	Long-term stock investment	100,000	1,000,000	1.08%	1,000,000	
	Well Long Information Co., Ltd.	Investee company accounted for under cost method	Long-term stock investment	24	1,300	0.14%	1,300	
	Central Reinsurance Corp.	Investee company accounted for under lower of cost or market value method	Long-term stock investment	27,876	325,782	9.29%	158,469	
	Fubon Financial Holding Co., Ltd.	Investee company accounted for under lower of cost or market value method	Long-term stock investment	5,706	14,700	0.07%	296,043	
	Formosa Plastics Corporation	None	Short-term investment	75	3,392	-	3,412	
	Nan Ya Plastics Corporation	None	Short-term investment	90	2,776	-	2,780	
	EHR	None	Short-term investment	165	7,495	-	7,032	
	Teco Electric and Machinery Co., Ltd.	None	Short-term investment	950	10,993	-	10,459	
	Zheng Fong Industrial Co.	None	Short-term investment	300	7,867	-	7,632	
	Yulon Motor Co., Ltd.	None	Short-term investment	50	1,921	-	2,070	
	Mega Financial Holding Company	None	Short-term investment	230	3,804	-	3,767	
	Sunf Pu Technology Co., Ltd.	None	Short-term investment	908	69,821	-	45,408	
	Taiwan Celluar Corporation	None	Short-term investment	452	14,530	-	12,487	
	AboCom Systems Inc.	None	Short-term investment	1	31	-	13	
	Chong Yue Technology Co., Ltd.	None	Short-term investment	1	65	-	41	
	Subtotal				$38,419,403		$38,532,088	
	Short-term Notes:							
	Principal Protected Notes		Short-term investment	1	$17,415	-	$16,506	
	Mutual Funds:							
	Fubon Internet Fund	None	Short-term investment	1,003	$10,000	-	$3,521	
	Fubon Global Selects Fund	None	Short-term investment	7,039	70,392	-	68,914	
	President James Bond Fund	None	Short-term investment	13,751	200,000	-	200,138	
	TIIM Bond Fund	None	Short-term investment	6,876	91,500	-	91,534	
	Fuh-Hwa Small Capital Fund	None	Short-term investment	852	10,000	-	8,371	
	Trustwell Fund	None	Short-term investment	1,750	21,000	-	21,007	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Ending Balance of Securities
December 31, 2002

Table 7-1
(in $'000 / thousand shares)

Investor	Securities	Relationship with the Company	Account	December 31, 2002				Note
				Units / No. of shares	Carrying value	% of ownership	Market value / Net worth	
Evergreen Marine Corporation (Taiwan) Ltd.	Mutual Funds:							
	Fu Ding Asia-Pacific	None	Short-term investment	2,000	20,000	-	19,980	
	Asia Pacific Bond Fund	None	Short-term investment	2,670	32,000	-	32,012	
	Transcend Fortune Bond Fund	None	Short-term investment	5,595	64,000	-	64,067	
	Barits Bond Fund	None	Short-term investment	1,743	20,000	-	20,009	
	Barits Global Technology	None	Short-term investment	1,000	10,000	-	10,000	
	Capital Stable	None	Short-term investment	1,445	20,000	-	20,006	
	En Trust Flying-Phoneix Bond	None	Short-term investment	7,426	105,000	-	105,098	
	TISC First-Choice Balance	None	Short-term investment	2,000	20,000	-	15,140	
	Fu Hua	None	Short-term investment	820	5,000	-	3,197	
	Sheng Hua 1699 Bond Fund	None	Short-term investment	4,641	54,000	-	54,056	
	Shenghua 2008 Chinese Business	None	Short-term investment	500	5,000	-	4,350	
	AAAM Global Leader Fund	None	Short-term investment	1,845	20,000	-	18,948	
	KGI Triumphy Bond Fund	None	Short-term investment	5,631	57,000	-	57,055	
	Fubon Ju-I II Fund	None	Short-term investment	36,466	500,000	-	500,161	
	Soaring Eagle Bond Fund	None	Short-term investment	9,754	100,000	-	100,032	
	Waterland Foresight Stock fund	None	Short-term investment	7,000	70,000	-	65,450	
	Yuanta Profits Bond Fund	None	Short-term investment	3,186	50,000	-	50,000	
	CTN Hi-tech Fund	None	Short-term investment	1,000	10,000	-	9,110	
	Jih Sun Bond Fund	None	Short-term investment	7,799	100,000	-	100,090	
	JF Taiwan Fund	None	Short-term investment	1,664	24,000	-	24,003	
	JF First Bond Fund	None	Short-term investment	1,128	15,001	-	15,019	
	Sheng Hua 6666 Balanced Fund	None	Short-term investment	1,194	12,000	-	12,048	
	Cathay Bond Fund	None	Short-term investment	9,718	106,000	-	106,023	
	CTOC International Diamond Fund	None	Short-term investment	7,716	83,054	-	83,288	
	KGI Nova Equity Fund	None	Short-term investment	500	5,000	-	3,855	
	CHAM Taiwan Fund	None	Short-term investment	700	7,000	-	6,223	
	ABN AMRO NASDAQ 100 Guaranteed Notes	None	Short-term investment	5	17,515	-	16,941	
	Parvest Asian Convertible Bond Fund	None	Short-term investment	1	3,516	-	3,482	
	Permal FX Hedge Fund	None	Short-term investment	-	3,580	-	3,510	
	Sub-total				$1,941,558		$1,916,638	
	Government Bonds:							
	Korea Container Authority Bonds	None	Short-term investment	-	$81,888	-	$91,839	
	Corporate Bonds:							
	Allegro Investment Co. S. A.	None	Short-term investment	5	$17,560	-	$17,190	
	Charng Ku CB2	None	Short-term investment	88	8,800	-	-	
	Sub-total				$26,360		$17,190	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Ending Balance of Securities
December 31, 2002

Table 7-2

(in $'000 / thousand shares)

Investor	Securities	Relationship with the Company	Account	December 31, 2002				Note
				Units / No. of Shares	Carrying Value	% of Ownership	Market Value / Net Worth	
Peony Investment S.A.	Greencompass Marine S. A.	Subsidiary of the Company	Long-term stock investment	2,835	USD 458,771	100.00%	USD 458,771	
	Vigor Enterprise S. A.	Subsidiary of the Company	Long-term stock investment	80	USD 7,252	100.00%	USD 7,252	
	Clove Holding Ltd.	Subsidiary of the Company	Long-term stock investment	10	USD 25,636	100.00%	USD 25,636	
	Evergreen Heavy Industrial Co. (Malaysia)) Berhad	Subsidiary of the Company	Long-term stock investment	42,120	USD 27,827	97.50%	USD 27,827	
	PT. Multi Bina Pura International	Subsidiary of the Company	Long-term stock investment	5	(USD 3,600)	60.54%	(USD 3,600)	
	Shanghai Evergreen Container Transportation Co., Ltd	Subsidiary of the Company	Long-term stock investment	-	USD 8,017	60.00%	USD 8,017	
	Shenzhen Greentrans Transportation Co., Ltd.	Subsidiary of the Company	Long-term stock investment	-	USD 3,624	55.00%	USD 3,624	
	Hatsu Marine Limited	Subsidiary of the Company	Long-term stock investment	765	USD 12,708	51.00%	USD 12,708	
	PT. Multi Bina Transport	Subsidiary of the Company	Long-term stock investment	3	USD 804	17.39%	USD 804	
	Qingdao Evergreen Container Storage & Transportation	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 4,976	40.00%	USD 4,976	
	Ningbo Victory Container Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 2,020	40.00%	USD 2,020	
	Luanta Investment (Netherlands) N.V.	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 10,955	50.00%	USD 10,955	
	Evergreen Korea Corporation	Investee company of Peony accounted for under equity method	Long-term stock investment	61	USD 352	50.00%	USD 352	
	Balsam Investment (Netherlands) N.V.	Investee company of Peony accounted for under equity method	Long-term stock investment	-	USD 42,350	49.00%	USD 42,350	
	Evergreen Container Terminal (Thailand) Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	4,000	(USD 5,857)	40.00%	(USD 5,857)	
	Evergreen Shipping (S) Pte Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	383	USD 597	25.50%	USD 597	
	Evergreen Star (Thailand) Co. Ltd.	Investee company of Peony accounted for under equity method	Long-term stock investment	196	USD 729	24.50%	USD 729	
	Hutchison Inland Container Depost Ltd.	Investee company of Peony accounted for under cost method	Long-term stock investment	1	USD 1,396	7.50%	USD 1,396	
	South Asia Gateway Terminals	Investee company of Peony accounted for under cost method	Long-term stock investment	6,211	USD 2,412	5.00%	USD 2,412	
	Total				USD 600,969		USD 600,969	
Taiwan Terminal Services Co.	Tai Hwa Checker Co., Ltd.	Subsidiary of the Company	Long-term stock investment	-	NTD 14,016	70.00%	NTD 14,016	
Vigor Enterprise S.A.	Shanghai Pao Long International Container Co., Ltd.	Subsidiary of Peony	Long-term stock investment	-	USD 5,248	65.00%	USD 5,248	
Clove Holding Ltd.	Ample Holding Ltd.	Investee company of Clove accounted for under equity method	Long-term stock investment	9	USD 6,717	90.00%	USD 6,717	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Long-term stock investment	-	USD 102,359	2.25%	USD 102,359	Pledged as collaterals for loans.
	Everup Profits Ltd.	Investee company of Clove accounted for under cost method	Long-term stock investment	-	USD 1	2.25%	USD 1	Pledged as collaterals for loans.
	Total				USD 109,077		USD 109,077	
Ample Holding Ltd.	Colon Container Terminal S. A.	Investee company of Ample accounted for under equity method	Long-term stock investment	20,000	USD 35,643	40.00%	USD 35,643	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Summary of Cumulative Buying or Selling of One Specific Security
Exceeding the Lower of NT$100 Million or 20 Percent of the Company's Capital Stock
For the Year Ended December 31, 2002

Table 8

(in $'000 / thousand shares)

Buying / Selling company	Securities	Account	Counter-party	Related party	January 1, 2002		Buy		Sell				Adjustments (Note)	December 31, 2002	
					No. of shares	Amount	No. of shares	Amount	No. of shares	Selling price	Book value	Gain (Loss) on disposal		No. of shares	Amount
Evergreen Marine Corporation (Taiwan) Ltd.	Stocks:														
	Peony Investment	Long-term stock investment	Capital increase in cash	Yes	2,835	$15,054,623	930	$3,253,596	-	$-	$-	$-	$579,154	3,765	$18,308,219
	EVA Airways	Long-term stock investment	Capital increase in cash	Yes	558,462	7,525,547	44,118	463,244	-	-	-	-	719,691	602,580	7,988,791
	Central Reinsurance	Long-term stock investment	Open market transaction	No	-	-	27,876	343,597	-	-	-	-	17,815	27,876	325,782
	Mutual Funds:														
	Prudential Bond Fund	Short-term investment	Open market transaction	No	2,109	30,000	10,406	150,000	12,515	180,151	180,000	151	-	-	-
	Fubon Ju-I Fund	Short-term investment	Open market transaction	No	34,148	500,000	-	-	34,148	500,376	500,000	376	-	-	-
	Polaris De-Li Fund	Short-term investment	Open market transaction	No	2,162	30,000	11,755	165,000	13,917	195,142	195,000	142	-	-	-
	Polaris De-Bao Fund	Short-term investment	Open market transaction	No	4,917	50,000	22,359	230,000	27,276	280,167	280,000	167	-	-	-
	ABN AMRO Bond Fund	Short-term investment	Open market transaction	No	2,166	30,000	45,103	630,000	47,269	660,559	660,000	559	-	-	-
	NITC Taiwan Bond Fund	Short-term investment	Open market transaction	No	7,779	100,000	63,451	95,000	71,230	195,286	195,000	286	-	-	-
	President James Bond Fund	Short-term investment	Open market transaction	No	21,210	300,000	299,905	4,295,000	307,363	4,396,501	4,395,000	1,501	-	13,751	200,000
	President Home Run Bond Fund	Short-term investment	Open market transaction	No	15,572	200,000	34,685	453,000	50,256	653,157	653,000	157	-	-	-
	En Trust Kirin Bond Fund	Short-term investment	Open market transaction	No	7,577	76,000	11,274	115,000	18,851	192,176	191,000	1,176	-	-	-
	RSIT Forever Fund	Short-term investment	Open market transaction	No	2,269	30,000	22,918	305,000	25,187	335,236	335,000	236	-	-	-
	TIIM Bond Fund	Short-term investment	Open market transaction	No	6,191	80,000	93,276	1,227,500	92,590	1,217,700	1,216,000	1,700	-	6,876	91,500
	Union Bond Fund	Short-term investment	Open market transaction	No	2,511	30,000	16,583	200,000	19,093	230,218	230,000	218	-	-	-
	Trustwell Fund	Short-term investment	Open market transaction	No	1,715	20,000	12,737	151,000	12,701	150,073	150,000	73	-	1,750	21,000
	Ta Chong Bond Fund	Short-term investment	Open market transaction	No	2,519	30,000	20,836	250,000	23,355	280,148	280,000	148	-	-	-
	Asia Pacific Bond Fund	Short-term investment	Open market transaction	No	1,717	20,000	38,454	456,000	37,501	444,215	444,000	215	-	2,670	32,000
	Transcend Fortune Bond Fund	Short-term investment	Open market transaction	No	1,800	20,000	79,296	895,000	75,501	851,807	851,000	807	-	5,595	64,000
	United Bond Fund	Short-term investment	Open market transaction	No	2,697	30,000	48,237	540,000	50,934	570,313	570,000	313	-	-	-
	Sheng Hua 5599 Bond Fund	Short-term investment	Open market transaction	No	5,283	54,000	31,859	330,000	37,143	384,367	384,000	367	-	-	-
	Barits Bond Fund	Short-term investment	Open market transaction	No	2,689	30,000	34,773	395,000	35,718	405,223	405,000	223	-	1,743	20,000
	Tai Yu Long-River Bond Fund	Short-term investment	Open market transaction	No	1,857	20,000	23,370	255,000	25,228	275,519	275,000	519	-	-	-
	Shing Kong Chi-Li Fund	Short-term investment	Open market transaction	No	-	-	8,433	130,000	8,433	130,369	130,000	369	-	-	-
	Shing Kong Chi-Shin Fund	Short-term investment	Open market transaction	No	-	-	15,097	200,000	15,097	200,072	200,000	72	-	-	-
	Well Pool Bond Fund	Short-term investment	Open market transaction	No	-	-	12,049	140,000	12,049	140,064	140,000	64	-	-	-
	Fubon Ju-I III Fund	Short-term investment	Open market transaction	No	-	-	17,617	200,000	17,617	200,082	200,000	82	-	-	-
	ABN AMRO Select Bond Fund	Short-term investment	Open market transaction	No	-	-	15,692	166,000	15,692	166,069	166,000	69	-	-	-
	NITC Bond Fund	Short-term investment	Open market transaction	No	-	-	1,120	170,000	1,120	170,072	170,000	72	-	-	-
	Grand Cathay Bond Fund	Short-term investment	Open market transaction	No	-	-	21,734	263,000	21,734	263,155	263,000	-	-	-	-
	Sheng Hua 1699 Bond Fund	Short-term investment	Open market transaction	No	-	-	45,840	528,000	41,199	474,593	474,000	-	-	4,641	54,000
	CHAM Pion Bond Fund	Short-term investment	Open market transaction	No	-	-	12,968	130,000	12,968	130,162	130,000	162	-	-	-

Note: Equity adjustments arising from investments accounted for by equity method plus cash dividends received for the year.

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Disposal of Real Estate Properties

Exceeding the Lower of NT$100 Million or 20 Percent of the Company's Capital Stock

For the Year Ended December 31, 2002

Table 9

(in $'000)

Selling company	Properties disposed	Date of disposal	Acquisition Date	Book value	Transaction amount	Payment	Gain (Loss) on disposal	Counter-party	Relationship	Reason for disposal	Pricing reference	Other commitments
Evergreen Marine Corporation (Taiwan) Ltd.	Full container ship - Ever Group	Sept. 30, 2002	Aug. 27, 1988	$274,987	$674,733 (USD19,400)	US$15,400 thousand is paid upon delivery of the ship. The remaining US$4,000 thousand is paid quarterly over 7 years.	$399,746	Peloponesian Pride Shipping S. A.	None	Adjustments in routes and fleet of ships	Price was negotiated and approved by the Board.	None
	Full container ship - Ever Gallent	Oct. 31, 2002	Sept. 6, 1988	289,801	748,787 (USD21,400)	US$17,400 thousand is paid upon delivery of the ship. The remaining US$4,000 thousand is paid quarterly over 7 years.	458,986	Faith One Shipping S. A.	None	Adjustments in routes and fleet of ships	Price was negotiated and approved by the Board.	None

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Purchases from and Sales to Related Parties
Exceeding the Lower of NT$100 Million or 20 Percent of the Company's Capital Stock
For the Year Ended December 31, 2002

Table 10
(in $'000)

Buying / Selling company	Related party	Relationship	Transaction				Different transaction terms		Notes/Accounts receivable/payable		Note
			Purchases / Sales	Amount	% of total purchases / sales	Credit term	Unit price	Credit term	Balance	% of Total notes/accounts receivable/payable	
Evergreen Marine Corporation (Taiwan) Ltd.	Evergreen International Corp.	Investee of the Company's major shareholder	Sales	$1,885,325	8.71	30~60 days	$-	-	$-	-	
	Evergreen International Storage & Transport (EITC)	Investee accounted for by equity method	Sales	571,290	2.64	30~60 days	-	-	1,059	0.03	
	Lloyd Triestino Di Navigazione S. P. A.	Investee of the Company's subsidiary	Sales	734,738	3.39	30~60 days	-	-	-	-	
	Hatsu Marine Limited	Subsidiary of the Company	Sales	133,609	0.62	30~60 days	-	-	-	-	
	Lloyd Triestino Di Navigazione S. P. A.	Investee of the Company's subsidiary	Purchases	294,168	1.36	30~60 days	-	-	-	-	
	Evergreen International Storage & Transport	Investee accounted for by equity method	Purchases	859,712	3.98	30~60 days	-	-	(384,078)	16.55	
	Taiwan Terminal Services	Subsidiary of the Company	Purchases	380,662	1.76	30~60 days	-	-	(63,918)	2.76	
	Evergreen International Corp.	Investee of the Company's major shareholder	Purchases	114,278	0.53	30~60 days	-	-	(45,027)	1.94	
	Gaining Enterprise S. A.	Subsidiary of EITC accounted for by equity method	Purchases	833,068	3.85	30~60 days	-	-	-	-	
	Greencompass Marine S. A.	Subsidiary of the Company	Purchases	125,869	0.58	30~60 days	-	-	-	-	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Receivables from Related Parties

Exceeding the Lower of NT$100 *Million or 20 Percent of the Company's Capital Stock*

December 31, 2002

Table 11

(in $'000)

Creditor	Related party	Relationship	Balance as of Dec. 31, 2002	Turnover rate (No. of times)	Overdue receivables		Overdue receivables collected after Dec. 31, 2002	Allowance for bad debts
					Amount	Collection		
Evergreen Marine Corporation (Taiwan) Ltd.	Greencompass Marine S. A.	Subsidiary of the Company	Other receivables NTD2,263,012	-	$-	-	$-	$-
Peony Investment S. A.	Clove Holding Ltd.	Subsidiary of the Company	Long-term loan to an affiliate USD 28,185	-	-	-	-	-
	PT. Multi Bian Pura International	Subsidiary of the Company	Long-term loan to an affiliate USD15,000	-	-	-	-	-
	Evergreen Container Terminal (Thailand) Ltd.	Investee of the subsidiary accounted for by equity method	Long-term loan to an affiliate USD40,091	-	-	-	-	-
	Evergreen International S. A.	Major shareholder of the Company	Due from affiliates USD10,000	-	-	-	-	-

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Information on Investee Companies

For the Year Ended December 31, 2002

Table 12

(in $'000 / thousand shares)

Investor	Investee	Address	Main business	Initial investment amount		December 31, 2002			Net income of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	%	Book value			
Evergreen Marine Corporation (Taiwan) Ltd.	Peony Investment S. A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 376,500	USD 283,500	3,765	100.00%	$18,887,373	$609,702	$636,649	
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Swei 4th Rd., Lingya Chiu, Kaohsiung, Taiwan	Loading and unloading operations of container yards	55,000	55,000	5,500	55.00%	92,466	31,218	17,170	
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	32,000	40.00%	342,632	58,494	23,397	
	Evergreen International Storage and Transport Corp.	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74%	7,237,101	547,347	82,387	
	Evergreen Security Co., Ltd.	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	2,500	31.25%	25,659	24,707	7,721	
	EVA Airways Corp.	11F, No.376, Hsinnan Rd., Section 1, Lu Chu Country, Taoyuan County, Taiwan	International passenger and cargo transportation	8,067,781	7,604,537	602,580	24.85%	8,708,482	2,637,479	665,088	
	Ever Reward Logistic Corp.	9F-4, No.20, Talong Rd., West District, Taichung City, Taiwan	International trade and packing	4,000	4,000	493	20.00%	6,075	4,957	966	
								$35,299,788		$1,433,378	

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Information on Investee Companies
For the Year Ended December 31, 2002

Table 12-1

(in $'000 / thousand shares)

Investor	Investee	Address	Main business	Initial investment amount		December 31, 2002			Net income of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	%	Book value			
Peony Investment S. A.	Greencompass Marine S. A.	53Rd Street, Urbanizacion Obarrio *Torre Swiss Bank, 2nd Floor, Panama*	Marine transportation	USD 283,500	USD 233,500	2,835	100.00%	USD 458,771	USD 3,862	USD 3,862	Subsidiary of the Company
	Vigor Enterprise S. A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment holding company	USD 9,384	USD 9,384	80	100.00%	USD 7,252	(USD 1,514)	(USD 1,514)	Subsidiary of the Company
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 10	USD 10	10	100.00%	USD 25,636	USD 6,311	USD 6,311	Subsidiary of the Company
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Cecair, Phase 2 Free Trade Zone, Johor Port Authority, B1700 Pasir Gudan, Johor, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	97.50%	USD 27,827	USD 195	(USD 124)	Subsidiary of the Company
	PT. Multi Bina Pura International	Jl Raya Cakung Cilincing, RT. 002-05, Desa Rorotan P.O. Box 6043, Jakarta 14260. Indonesia Lot 139, Jalan	Loading and unloading operations of container yards and inland transportation	USD 5,204	USD 6,009	5	60.54%	(USD 3,600)	(USD 459)	(USD 281)	Subsidiary of the Company
	Hatsu Marine Limited	160 Euston Road, London NW1 2DX, U.K.	Marine transportation	USD 1,503	USD 2,946	765	51.00%	USD 12,708	USD 18,111	USD 13,378	Subsidiary of the Company
	PT. Multi Bina Transport	Jl Raya Cakung Cilincing, RT. 002-05, Desa Rorotan P.O. Box 6043, Jakarta 14260. Indonesia Lot 139, Jalan	Loading and unloading operations of container yards and inland transportation	Rp2,800,000	Rp2,800,000	3	17.39%	USD 804	-	-	Subsidiary of the Company
	Shanghai Evergreen Container Transportation Co., Ltd.	12F, NO. 4049C Ji-Fa Building, Jun-Gong Road, Shanghai, China	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	USD 6,000	USD 6,000	-	60.00%	USD 8,017	USD 1,202	USD 721	Subsidiary of the Company
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading and unloading of containers, storage, repair, cleaning and transportation	USD 3,134	USD 3,134	-	55.00%	USD 3,624	USD 218	USD 91	Subsidiary of the Company

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries

Information on Investee Companies

For the Year Ended December 31, 2002

Table 12-2

(in $'000 / thousand shares)

Investor	Investee	Address	Main business	Initial investment amount		December 31, 2002			Net income of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	%	Book value			
Peony Investment S. A.	Luanta Investment (Netherlands) N. V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 15,785	USD 11,285	-	50.00%	USD 10,955	(USD 5,106)	(USD 2,553)	Investee of Peony accounted for by equity method
	Evergreen Korea Corporation	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong, Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 120	61	50.00%	USD 352	USD 765	USD 383	Investee of Peony accounted for by equity method
	Balsam Investment (Netherlands) N. V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 25,167	-	49.00%	USD 42,350	USD 975	USD 372	Investee of Peony accounted for by equity method
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	#18, Gangxia Rd., Qingdao City	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00%	USD 4,976	USD 600	USD 240	Investee of Peony accounted for by equity method
	Ningbo Victory Container Co., Ltd.	#40-44, No.1 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading and unloading	USD 1,199	USD 1,199	-	40.00%	USD 2,020	USD 1,548	USD 619	Investee of Peony accounted for by equity method
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Loading and unloading of containers	USD 10,154	USD 10,154	4,000	40.00%	(USD 5,857)	USD 2,911	USD 1,164	Investee of Peony accounted for by equity method
	Evergreen Shipping (S) Pte Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50%	USD 597	USD 756	USD 193	Investee of Peony accounted for by equity method
	Evergreen Star (Thailand) Co. Ltd.	24-25th Floors, Green Tower, 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 229	USD 229	196	24.50%	USD 729	USD 1,714	USD 420	Investee of Peony accounted for by equity method
Taiwan Terminal Services Co., Ltd.	Tai Hwa Checker Co., Ltd.	7F, 177 Ssu Wei 4th Road, Kaohsiung, Taiwan	Shipping services	NTD 8,124	NTD-	-	70.00%	NTD 14,016	NTD 8,208	NTD 6,661	Subsidiary of the Company
Vigor Enterprise S. A.	Shanghai Pao Long International Container Co., Ltd.	846 Pango Road, Baoshan, Shanghai, China	Container manufacturing	USD 6,825	USD 6,825	-	65.00%	USD 5,248	(USD 2,106)	(USD 1,369)	Subsidiary of Peony
Clove Holding Ltd.	Ample Holding Ltd.	Craigmuir Chambers , P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 9	USD 9	9	90.00%	USD 6,717	USD 5,727	USD 5,154	Subsidiary of Peony
Ample Holding Ltd.	Colon Container Terminal S. A.	Coco Solo North, ADM, Building, Cono, Republic of Panama	Loading and unloading of containers	USD 28,185	USD 28,182	20,000	40.00%	USD 35,643	USD 14,330	USD 5,732	Investee of Ample accounted for by equity method

Evergreen Marine Corporation (Taiwan) Ltd. and its Subsidiaries
Investments in Mainland China
For the Year Ended December 31, 2002

Table 13
(in $'000)

Investee companies in Mainland China	Main business	Capital stock	Beginning balance of cumulative investments in China	Year ended Dec. 31, 2002		Ending balance of cumulative investments in China	% of ownership	Investment gains (losses) (Note 1)	Book value of investments as of Dec. 31, 2002	Cumulative amount of investment income remitted back to Taiwan
				Outward remittance	Inward remittance					
Shanghai Evergreen Container Transportation Co., Ltd.	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	$350,950	$210,570	$-	$-	$210,570	60.00%	$24,864	$278,581	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and unloading	99,670	35,709	-	-	35,709	40.00%	21,342	70,182	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	390,162	156,065	-	-	156,065	40.00%	8,274	172,922	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, unloading, storage, repair, cleaning and related activities	190,717	109,997	-	-	109,997	55.00%	3,132	125,922	-
Shanghai Pao Long International Container Co., Ltd.	Manufacturing of dry cargo containers, container parts and other parts	368,498	239,523	-	-	239,523	65.00%	(47,179)	182,371	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	413,724	48,981	-	-	48,982	6.85%	-	48,981	-

Balance of cumulative investments in China as of Dec. 31, 2002	Amount approved by Investment Commission, MOEA	Quota of investments in China approved by Investment Commission, MOEA	
$800,846	$1,163,583	Net worth under $5,000,000,000 (40%)	$2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	5,488,392
			$8,988,392

(Net worth of the Company: NT$37,441,961)